Rule 424(b)(3)
Ref. No. 333-108059

PROSPECTUS

$200,000,000

Kaydon Corporation

4.0% Contingent Convertible Senior Subordinated Notes Due 2023

     This prospectus relates to $200,000,000 aggregate principal amount of our 4.0% Contingent Convertible Senior Subordinated Notes Due 2023 and the shares of our common stock into which those notes are convertible. Notes and shares may be offered and sold from time to time by the securityholders specified in this prospectus or their successors in interest. See “Selling Securityholders.” Sales of the notes or shares are being registered pursuant to an agreement with the initial purchasers of the notes. We will not receive any of the proceeds from sales of notes or shares offered by this prospectus. However, we have agreed to bear certain expenses in connection with the registration of offers or sales by selling securityholders of notes or common stock into which notes are converted.

     The notes are convertible at the holder’s option, prior to maturity, into shares of our common stock at a conversion price of $29.16 per share, subject to adjustment, in the following circumstances:

•	during any calendar quarter if the closing price of our common stock over a specified number of trading days during the previous quarter is more than 120% of the conversion price of the notes on the last trading day of the previous quarter;

•	if we have called the particular notes for redemption and redemption has not yet occurred;

•	during the five trading day period after any five consecutive trading day period in which the trading price of the notes for each day of such period was less than 95% of the product of the closing sale price of our common stock on that day multiplied by the number of shares issuable upon conversion of $1,000 principal amount of the notes; or

•	upon the occurrence of specified corporate transactions.

     Our common stock is listed on the New York Stock Exchange under the symbol “KDN.” We do not intend to apply for a listing of the notes on any securities exchange.

     Interest on the notes is payable on May 23 and November 23 of each year. In addition, after May 23, 2008, we will also pay contingent interest during specified six-month periods if the average trading price of a note for the five trading day period ending on the third trading day immediately preceding the first day of the applicable six-month period equals $1,200 or more. During any period when contingent interest is payable, it will be paid at the rate of 0.50% per annum.

     The notes are redeemable at our option on or after May 30, 2008, at a redemption price of 100% of the principal amount of the notes, plus accrued and unpaid interest (including contingent interest and liquidated damages, if any) to the date of redemption. Holders may require us to repurchase their notes on May 23, 2008, 2013 and 2018, and upon a change in control, as defined in the indenture governing the notes, at 100% of the principal amount of the notes, plus accrued and unpaid interest (including contingent interest and liquidated damages, if any) to the date of repurchase.

     Investing in the notes and shares involves risks. For a discussion of certain factors that should be considered in connection with an investment in notes or shares, see the section “Risk Factors,” beginning on page 4 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 20, 2005

     No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus in connection with the offer contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by Kaydon Corporation. Neither the delivery of this prospectus, nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the affairs of Kaydon since the date hereof. This prospectus does not constitute any offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

KAYDON CORPORATION

     We are a leading designer and manufacturer of custom-engineered, critical performance products for customers that use such products in a wide variety of medical, instrumentation, material handling, machine tool positioning, aerospace, defense, security, construction, electronic, marine and other industrial applications. We began operations in 1941 and were incorporated under the laws of Delaware in 1983 as a wholly-owned subsidiary of Bairnco Corporation. We became a separate public company in 1984 when we were spun-out of Bairnco Corporation as a dividend to Bairnco’s shareholders.

     Since 1984, we have pursued a diversified growth strategy in the manufacturing sector. Our principal products now include bearing systems and components, filters and filter housings, custom rings, shaft seals, specialty retaining rings, specialty balls, slip-rings, video and data multiplexers, fiber optic rotary joints, printed circuit boards, fuel cleansing systems, industrial presses, metal alloys and linear deceleration products. We often perform as an extension of our customers’ engineering and manufacturing functions, with a commitment to identify and provide engineered solutions to design problems through technical innovation, cost-effective manufacturing and value-added service.

     As of March 11, 2005, we had approximately 2,000 employees. Our principal executive offices are located at 315 East Eisenhower Parkway, Suite 300, Ann Arbor, Michigan 48108. Our telephone number is (734) 747-7025. Our web site is www.kaydon.com. The information contained on our web site is not incorporated by reference in this prospectus.

     You can get more information regarding our business by reading our Annual Report on Form 10-K for the year ended December 31, 2004, and the other reports we file with the Securities and Exchange Commission (“SEC”). See “Where You Can Find More Information” on page 41.

RISK FACTORS

   Investing in the notes involves a high degree of risk. You should carefully consider the following factors, in addition to the other information contained in, or incorporated by reference into, this prospectus, before making a decision to invest.

Risks Relating to our Business

Our customers’ economic cycles may affect our operating results and adversely affect our ability to pay interest on the notes.

     Many of our customers are in industries that are cyclical in nature and sensitive to changes in general economic conditions and other factors, including capital spending levels. Such industries include commercial and military aerospace, speciality electronics manufacturing equipment, power generation, off-road and heavy industrial equipment, and other capital equipment manufacturing. As a result, the demand for our products by these customers depends, in part, upon general economic conditions. Historically, downward economic cycles have reduced customer demand for our products, thereby reducing sales of our products and resulting in reductions of our revenues and net earnings. Should such earnings reductions increase, our ability to pay interest on the notes and the value of our common stock into which the notes are convertible may be adversely affected.

Increased competition in our key markets could result in a reduction in our revenues and earnings and adversely affect our financial condition.

     The industries in which we operate are fragmented and we face competition from multiple companies across all of our diverse product lines. We expect competitive pressures from new products and aggressive pricing to increase, which may cause us to lose market share or compel us to reduce prices to remain competitive, which could result in reduced levels of revenues and earnings. Our competitors include U.S. and non-U.S. companies, some of which benefit from lower labor costs and fewer regulatory burdens. In addition, certain competitors, including Perkin Elmer, Timken, SKF, and INA/FAG, are larger than we are and may have access to greater financial, technical, development, marketing, manufacturing, sales and distribution services and other resources. Increased competition with these companies or new entrants to our key markets could prevent price increases for our products or could require price reductions for our products, which could adversely affect our financial condition, results of operations, growth or liquidity.

Future acquisitions may require us to incur costs and liabilities which may adversely affect our operating results.

     In addition to internal growth, our current strategy involves growth through acquisitions of complementary businesses as well as acquisitions that diversify our product offerings. Like other companies with similar growth strategies, we may be unable to continue to implement our growth strategy, and this strategy may be ultimately unsuccessful. A portion of our expected future growth in revenues may result from acquisitions. We frequently engage in evaluations of potential acquisitions and negotiations for possible acquisitions, certain of which, if consummated, could be significant to us. Although it is our policy only to acquire companies in transactions which are accretive to both earnings and cash flow, any potential acquisitions may result in material transaction expenses, increased interest and amortization expense, increased depreciation expense and increased operating expense, any of which could have a material adverse effect on our operating results. Acquisitions may entail integration and management of the new businesses to realize economies of scale and control costs. In addition, acquisitions may involve other risks, including diversion of management resources otherwise available for ongoing development of our business and risks associated with entering new markets. We may not be able to identify suitable acquisition candidates in the future, obtain acceptable financing or consummate any future acquisitions. In addition, as a result of our acquisitions of other businesses, we may be subject to the risk of unanticipated business uncertainties or legal liabilities relating to those acquired businesses for which the sellers of the acquired businesses may not indemnify us. Future acquisitions may also result in potentially dilutive issuances of securities.

Political, economic and regulatory conditions inherent in the international markets in which we participate could adversely affect our financial condition.

     Typically, sales of our products from our foreign subsidiaries and from our domestic subsidiaries selling to foreign locations account for approximately 33% of our net sales. These foreign sales could be adversely affected by changes in various foreign countries’ political and economic conditions, trade protection measures, differing intellectual property rights and changes in regulatory requirements that restrict the sales of our products or increase our costs.

     We generate significant revenues outside the United States. Currency fluctuations between the U.S. dollar and the currencies in which those customers do business may have an impact on the demand for our products in foreign countries where the U.S. dollar has increased in value compared to the local currency. We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the variability of currency exposure and the potential volatility of currency exchange rates.

     Relationships with customers and effective terms of sale frequently vary by country, often with longer-term receivables than are typical in the United States.

Our manufactured critical performance products expose us to potential litigation-related costs which may adversely affect our financial position and operating results.

     As a provider of critical performance products in a variety of industries including aerospace, defense, construction, marine, medical, material handling, machine tool positioning and other industrial applications, we face a risk of exposure to claims in the event that the failure, use or misuse of our products results, or is alleged to result, in bodily injury and/or property damage. We, along with certain other companies, are named as a defendant in a lawsuit arising from an August 2000 fatal accident involving a MH53E helicopter manufactured by Sikorsky Aircraft Corporation. We believe that we have meritorious defense to these claims including, but not limited to, the fact that the bearing utilized in the helicopter involved in the accident was inspected and approved prior to shipment by both U.S. government and Sikorsky Aircraft Corporation inspectors. Further, we believe that the alleged damages claimed in this lawsuit, and the associated legal costs, will be covered under our insurance policy, but it is possible that such costs will not be covered by insurance and, if so, we will incur unknown additional direct costs. These claims have not been finally resolved or settled.

     In the past, costs related to legal proceedings and settlements have had a material effect on our business, financial condition, results of operations and liquidity. The ultimate cost of current known or future unknown litigation and claims may exceed management’s current expectations and it is possible that such costs could have a material adverse effect on us. In addition, litigation is time consuming and could divert management attention and resources away from our business.

Failing to continue to comply with the requirements of Secction 404 of the Sarbanes-Oxley Act of 2002 may adversely affect investor perceptions and the market value of our common stock.

     Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we have included a report of management’s assessment of the effectiveness of our system of internal control over financial reporting as part of our Annual Report on Form 10-K for the fiscal year ended December 31, 2004. Our independent registered public accounting firm has included two reports, one on their assessment of the effectiveness of our system of internal control, and one on their evaluation of management’s assessment. In order to issue our report, we must document both the design of the system of internal control, and the testing processes that support our evaluation and conclusion. While we and our independent registered public accounting firm believe that we maintained effective internal control over financial reporting as of December 31, 2004, the requirements of Section 404 are ongoing, and, if in the future we or our independent registered public accounting firm determine that the internal controls are not effective, as defined under Section 404, investor perceptions of Kaydon may be adversely affected.

Risks Relating to an Investment in the Notes and our Common Stock

Our obligations under the notes will be unsecured and will be subordinated to all of our existing and future senior debt, which in the event of bankruptcy may result in the holders of senior debt being paid prior to the holders of the notes.

     Our obligations under the notes are unsecured and will rank junior in priority of payment to all of our present and future senior debt. As a result, upon any distribution to our creditors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or our property, the holders of our senior debt will be entitled to be paid in full and before any payment may be made with respect to the notes. In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us, holders of the notes will participate with all other holders of our subordinated indebtedness in the assets remaining after we have paid all of our senior debt. As of December 31, 2004, we and our subsidiaries had approximately $3.9 million of senior indebtedness outstanding, including $3.5 million of obligations relating to letters of credit issued on our behalf. We also have or may incur borrowings from banks and obligations under letters of credit, guarantees, foreign exchange contracts or interest swap contracts that will be senior to our obligations under the notes. Under the revolving credit agreement entered into on July 28, 2003, with a group of banks, we would have had the ability to incur additional indebtedness of approximately $196.9 million as of December 31, 2004, all of which could be senior to the notes in priority of repayment. The notes and the related Indenture do not limit our ability to incur additional indebtedness, liabilities and obligations and all such obligations may be senior in priority of repayment to the notes.

Our subsidiaries are not required to pay any amounts pursuant to the notes which in certain circumstances may affect the ability of the holders of the notes to receive payment in full.

     We operate a significant portion of our business through several wholly-owned subsidiaries. Sales by these subsidiaries comprised approximately 61% of our total sales in 2004. Accordingly, we may be dependent in part upon the cash flows of, and receipt of dividends and advances from, or repayments of advances by, our subsidiaries in order to meet our debt obligations, including our obligations under the notes. The notes are not guaranteed by our subsidiaries and, consequently, our subsidiaries are not obligated or required to pay any amounts pursuant to the notes or to make funds available in the form of dividends or advances. In the future, we may change the portion of our business that we operate through our subsidiaries. Any payment of dividends, distributions, loans or advances by our subsidiaries will also be contingent upon our subsidiaries’ earnings and could be subject to contractual or statutory restrictions.

     In addition, our right to participate in any distribution of assets of any of our subsidiaries, upon any subsidiary’s bankruptcy, liquidation, reorganization or similar proceeding, and thus your ability as a holder of the notes to benefit indirectly from such distribution, will be subject to the prior claims of creditors of that subsidiary, except to the extent that any of our claims as a creditor of such subsidiary may be recognized. As a result, the notes will be effectively subordinated to all existing and future liabilities and obligations of our subsidiaries, if any. Therefore, holders of the notes should look only to our assets for payments on the notes. The notes and the related Indenture do not limit the ability of any of our subsidiaries to incur additional indebtedness, liabilities or obligations.

We may enter into highly leveraged transactions, which may impair our ability to meet our obligations under the notes.

     The Indenture does not contain any restriction on the payment of dividends, the incurrence of indebtedness or the repurchase of our securities, and does not contain any financial covenants. Other than as described under “Description of the Notes — Right to Require Purchase of Notes upon a Change in Control,” the Indenture contains no covenants or other provisions that afford protection to holders of notes in the event of a highly leveraged transaction. Such potential transactions may negatively affect our capital structure or otherwise impair our ability to meet our obligations under the notes.

If we experience a change in control, we may be unable to purchase your notes as required under the Indenture.

     Upon a change in control, as defined in the Indenture, you will have the right to require us to repurchase your notes. If we experience a change in control and do not have sufficient funds to pay the repurchase price for all of the notes you tendered, an event of default under the Indenture governing the notes would occur as a result of such failure. Such a change in control would also constitute a default under our credit agreement, resulting in the acceleration of the amounts due thereunder and termination of the agreement. We may not have sufficient funds to repurchase the notes and repay the credit facility simultaneously. In addition, a change in control may be prohibited or limited by, or create an event of default under, other agreements relating to borrowings which we may enter into from time to time. Borrowings under the credit agreement will be, and other borrowings are likely to be, senior indebtedness. Therefore, a change in control at a time when we cannot pay for your notes that are tendered as a result of such change in control could result in your receiving substantially less than the principal amount of the notes. See “Description of the Notes — Right to Require Purchase of Notes upon a Change in Control” and “—Subordination.”

     Under the terms of the Indenture, the definition of “change of control” includes a sale or transfer of our assets as, or substantially as, an entirety. Although the phrase substantially as an entirety is recognized in case law, there is no precise established definition of the phrase under applicable law. Accordingly, your ability to require us to repurchase your notes as a result of a sale or transfer of our assets other than substantially as an entirety to another person or group may be uncertain.

You should consider the U.S. federal income tax consequences of owning notes which may affect the amount of tax that you must pay related to the notes.

     We intend to treat the notes as contingent payment debt instruments for U.S. federal income tax purposes. As a result of this treatment, if you acquire notes, you will be required to include amounts in income, as ordinary income, in advance of the receipt of cash or other property attributable to them. For example, the amount of interest income you are required to include each year will exceed the stated interest that is payable on the notes each year. You will recognize gain or loss on a sale, purchase by us at your option, exchange, conversion or redemption of a note in an amount equal to the difference between the amount realized on the sale, purchase by us at your option, exchange, conversion or redemption, including the fair market value of any of our common stock received upon conversion, and your adjusted tax basis in the note. Any gain you recognize generally will be ordinary interest income; any loss will be ordinary loss to the extent of interest on the notes previously included in income and, thereafter, capital loss. There is some uncertainty as to the proper application of the Treasury regulations governing contingent payment debt instruments, and if our treatment were successfully challenged by the Internal Revenue Service, it might be determined that, among other things, you should have accrued interest income at a lower rate, should not have recognized ordinary income upon the conversion, and should have recognized capital gain or loss, rather than ordinary income or loss upon a taxable disposition of the notes. See “Material United States Federal Income Tax Considerations.”

We expect that the trading value of the notes will be significantly affected by the price of our common stock and other factors which may affect the price you receive if you sell the notes.

     The market price of the notes is expected to be significantly affected by the market price of our common stock. This may result in greater volatility in the trading value of the notes than would be expected for nonconvertible debt securities. In addition, the notes have a number of features, including conditions to conversion, which, if not met, could result in a holder receiving less than the value of our common stock into which a note would otherwise be convertible. These features could adversely affect the value and the trading prices of the notes.

The notes will not be listed and we will not make a market for the notes; if the current trading market for the notes is not sustained you may not be able to resell them.

     The notes issued in the private placement are eligible for trading in The PORTALSM Market of the National Association of Securities Dealers, Inc. The notes sold using this prospectus, however, will no longer be eligible for trading in The PORTALSM Market. We do not intend to list the notes on any other national securities exchange or automated quoting system or make a market in the notes. We are advised that Deutsche Bank, an initial purchaser, currently makes, and intends to continue to make a market in the notes; however, they are not obligated to do so and could stop making a market at any time without notice. The current trading market for the notes may not be sustained. To the extent that a trading market is not sustained, the liquidity and trading prices for the notes may be harmed. The notes may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, our performance and other factors.

We may be unable to raise additional financing necessary to conduct our business, make payments when due or refinance our debt. If we are unable to receive additional financing as needed, our ability to repay the notes may be adversely affected.

     We may need to raise additional funds in the future in order to implement our business plan, to refinance our debt or to acquire complementary businesses or products. Any required additional financing may be unavailable on terms favorable to us, or at all. If we raise additional funds by issuing equity securities, holders of common stock may experience significant dilution of their ownership interest and these securities may have rights senior to those of the holders of our common stock.

Our indebtedness and interest expense will limit our cash flow and could adversely affect our operations and our ability to make full payment on your notes.

     As a result of our issuance of the notes, we have an increased level of debt and interest expense. Following the issuance of the notes, our annual debt service consists primarily of the $8.0 million annual interest payable on the notes. Our indebtedness poses risks to our business, including the risks that:

•	we could use a substantial portion of our consolidated cash flow from operations to pay principal and interest on our debt, thereby reducing the funds available for working capital, capital expenditures, acquisitions, product development and other general corporate purposes;

•	insufficient cash flow from operations may force us to sell assets, or seek additional capital, which we may be unable to do at all or on terms favorable to us; and

•	our level of indebtedness may make us more vulnerable to economic or industry downturns.

Failure to monitor the trading price of the notes may result in the loss of your conversion privilege based on the trading price condition.

     You may surrender your notes for conversion during 5 day periods which are subsequent to any 5 day period during which the trading price of the notes is less than 95% of the product of the trading price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the notes. We are required to have the trustee determine this trading price condition only upon request and presentation of reasonable proof by a security holder that such a required price relationship exists. If no security holder makes such a request, this conversion privilege may be lost.

Trading in the notes may result in increased short selling of our common stock, and conversion of the notes will dilute the existing owners of our common stock.

     Certain purchasers of convertible notes pursue trading strategies which entail selling short the equity securities issuable upon conversion of the notes; should future purchasers of our notes pursue such trading strategies any such short sales may have a downward affect on the trading price of our common stock. Upon any conversion of the notes into our common stock, existing shareholders of the common stock will experience dilution to the extent of the common shares issued upon conversion, and our reported earnings per share may, under certain circumstances, be less than our reported earnings per share had conversion not occurred.

We have the ability to issue additional equity securities, which would lead to dilution of our issued and outstanding common stock.

     The issuance of additional equity securities or securities convertible into equity securities would result in dilution of existing stockholders’ equity interests in us. We are authorized to issue, without stockholder approval, 2,000,000 shares of preferred stock, $0.10 par value per share, in one or more series, which may give other stockholders dividend, conversion, voting, and liquidation rights, among other rights, which may be superior to the rights of holders of our common stock. Our board of directors has the authority to issue, without vote or action of stockholders, shares of preferred stock in one or more series, and has the ability to fix the rights, preferences, privileges and restrictions of any such series. Any such series of preferred stock could contain dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences or other rights superior to the rights of holders of our common stock. Our board of directors has no present intention of issuing any such preferred series, but reserves the right to do so in the future. In addition, we are authorized to issue, without stockholder approval, up to 98,000,000 shares of common stock, $0.10 par value per share, of which 28,218,432 were outstanding as of March 11, 2005. We are also authorized to issue, without stockholder approval, securities convertible into either common stock or preferred stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains “forward-looking statements” within the meaning of the securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ. These risks and uncertainties include, among others, the following:

•	adverse changes in competition and pricing environments;

•	the potential lack of market acceptance of our products and services;

•	adverse changes in our relationships with major customers;

•	unanticipated technological changes that require major capital expenditures;

•	adverse changes in applicable laws and regulatory requirements;

•	unanticipated environmental liabilities or costs;

•	our potential inability to integrate acquired operations;

•	the effects of terrorist attacks and potential attacks;

•	other factors, including those matters discussed in the section titled “Risk Factors”; and

•	other risks and uncertainties detailed from time to time in our filings with the SEC.

     All statements, other than statements of historical facts, included or incorporated by reference in this prospectus are forward-looking statements. When used in this prospectus, the words “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. All forward-looking statements speak only as of the date of this prospectus. We do not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this prospectus are reasonable, such plans or expectations may not be achieved.

     You should carefully read the factors described in the “Risk Factors” section of this prospectus for a description of certain risks that could, among other things, cause our actual results to differ from these forward-looking statements.

USE OF PROCEEDS

     The selling securityholders will receive all of the net proceeds from sales of notes and shares offered by this prospectus. See “Selling Securityholders” beginning on page 34 of this prospectus. We will not receive any of the proceeds from such sales. Nonetheless, we have agreed to bear certain expenses in connection with the registration of the notes and the shares of common stock issuable upon conversion of the notes so they can be offered and sold to the general public by the selling securityholders.

     The notes were initially issued by us to, and resold by, the initial purchasers to qualified institutional buyers who, together with subsequent purchasers of the notes, constitute the selling securityholders. We received net proceeds of approximately $194.0 million from the original sale of the notes to the initial purchasers. The net proceeds were used to repay all of the $72.5 million indebtedness due under our prior credit agreement, repurchase $43.5 million of our common stock, and for general corporate purposes.

RATIO OF EARNINGS TO FIXED CHARGES

     The following table shows our ratio of earnings to fixed charges for each of the five most recent fiscal years.

	Year Ended December 31,
	2004	2003	2002	2001(1)	2000(1)
Ratio of earnings to fixed charges	6.8x	8.5x	17.2x	8.9x	35.4x

(1)	We adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” effective with our year beginning January 1, 2002. If we had adopted this accounting change beginning January 1, 2000, and had not amortized our goodwill as under current accounting policies, the ratio of earnings to fixed charges would have been 36.2x, and 9.5x for the years ended December 31, 2000 and 2001, respectively.

     In computing the ratio, earnings consist of pre-tax income from continuing operations plus fixed charges. Fixed charges represent total interest charges, one-third of operating rentals which is representative of the interest factor, and amortization of debt issuance expense.

DESCRIPTION OF THE NOTES

     The notes were issued under an Indenture, as modified by a Supplemental Indenture (together, the “Indenture”), between us and SunTrust Bank, as trustee. The following description is only a summary of the material provisions of the notes and the related Indenture and the registration rights agreement. We urge you to read the Indenture, the notes and the registration rights agreement in their entirety because they define your rights as holders of the notes. You may request copies of these documents at our address shown under the caption “Where You Can Find More Information.” The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended. For purposes of this section, references to “we,” “us,” “our” and “Kaydon” include only Kaydon Corporation and not its subsidiaries.

General

     We issued a total of $200,000,000 in aggregate principal amount of the notes. The notes are our senior subordinated obligations and will mature on May 23, 2023, unless earlier redeemed at our option as described under “— Optional Redemption of the Notes,” repurchased by us at a holder’s option on certain dates as described under “— Repurchase of Notes at the Option of the Holder,” or upon a change in control of Kaydon as described under “— Right to Require Purchase of Notes upon a Change in Control” or converted at a holder’s option as described under “— Conversion Rights.”

     Interest on the notes accrues at the rate per annum shown on the cover page of this prospectus and is payable semiannually on May 23 and November 23 of each year, commencing on November 23, 2003. Interest on the notes accrues from the initial date of issuance or, if interest has already been paid, from the date on which it was most recently paid. We will make each interest payment to persons who are holders of record of the notes on the immediately preceding May 1 and November 1, whether or not this day is a business day. Interest (including contingent interest and liquidated damages, if any) payable upon redemption or repurchase will be paid to the person to whom principal is payable unless the redemption or repurchase date is between the close of business on any record date for the payment of interest and the opening of business on the related interest payment date. Interest on the notes is computed on the basis of a 360-day year comprised of twelve 30-day months. We will pay the principal of, and interest (including contingent interest and liquidated damages, if any) on, the notes at the office or agency maintained by us in the Borough of Manhattan in New York City. Holders may register the transfer of their notes at the same location. We reserve the right to pay interest to holders of the notes by check mailed to the holders at their registered addresses. However, a holder of notes with an aggregate principal amount in excess of $1,000,000 may request payment by wire transfer in immediately available funds to an account in North America. Except under the limited circumstances described below, the notes will be issued only in fully registered book-entry form, without coupons, and may be represented by one or more global notes. There is no service charge for any registration of transfer or exchange of notes. We may, however, require holders to pay a sum sufficient to cover any tax or other governmental charge payable in connection with any transfer or exchange.

     The Indenture does not contain any restriction on the payment of dividends, the incurrence of indebtedness or the repurchase of our securities, and does not contain any financial covenants. Other than as described under “— Right to Require Purchase of Notes upon a Change in Control,” the Indenture contains no covenants or other provisions that afford protection to holders of notes in the event of a highly leveraged transaction.

Contingent Interest

     Subject to the accrual, record date and payment provisions described above, we will pay contingent interest to the holders of notes for any six-month period from May 23 to, but excluding, November 23 and from November 23 to, but excluding, May 23, with the initial six-month period commencing May 23, 2008, if the average of the note price (as determined below) per $1,000 principal amount of notes for the five trading days ending on the third trading day immediately preceding the first day of the applicable six-month period equals $1,200 or more. During any period when contingent interest is payable, it will be payable at a rate equal to 0.50% per annum.

     Upon determination that note holders will be entitled to receive contingent interest which may become payable during a relevant six-month period, on or prior to the start of such six-month period, we will issue a press release and publish such information on our web site at www.kaydon.com.

     The “note price” of the notes on any date of determination means, when secondary market bid quotations are available, the average of the secondary market bid quotations per $1,000 principal amount of notes obtained by the trustee for $5,000,000 principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers that we select, provided that if at least three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, this one bid shall be used. If the trustee cannot reasonably obtain at least one secondary market bid for $5,000,000 principal amount of the notes from a nationally recognized securities dealer or, in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes, then the trading price of the notes will be determined in good faith by the trustee acting as calculation agent taking into account in such determination such factors as it, in its sole discretion after consultation with us, deems appropriate.

Conversion Rights

     Subject to the restrictions described in this “Description of the Notes,” a holder may convert any outstanding notes into shares of our common stock at an initial conversion price per share of $29.16. This represents an initial conversion rate of approximately 34.2936 shares per $1,000 principal amount of the notes. The conversion price (and resulting conversion rate) is, however, subject to adjustment as described below. A holder may convert notes only in denominations of $1,000 and integral multiples of $1,000.

General

     Holders may surrender notes for conversion into shares of our common stock prior to the maturity date in the following circumstances:

•	during any quarter if our common stock price for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the calendar quarter preceding the quarter in which the conversion occurs is more than 120% of the conversion price per share of our common stock on that 30th trading day;

•	if we have called the particular notes for redemption and the redemption has not yet occurred;

•	during the five trading day period immediately following any five consecutive trading day period in which the note price for each day of such five-day period was less than 95% of the product of the common stock price on that day multiplied by the number of shares issuable upon conversion of $1,000 principal amount of the notes; or

•	upon the occurrence of specified corporate transactions.

     In addition, in respect of any note presented for conversion, we may, at our option, in lieu of delivering shares of common stock, elect to pay the holder surrendering such note an amount of cash equal to the average of the common stock price for the five consecutive trading days immediately following (a) the date of our notice of our election to deliver cash as described below if we have not given notice of redemption, or (b) the conversion date, in the case of a conversion following our notice of redemption with respect to such note, specifying that we intend to deliver cash upon conversion, in either case multiplied by the number of shares of common stock issuable upon conversion of such note on that date. We will inform holders through the trustee no later than two business days following the conversion date of our election to deliver shares of common stock or to pay cash in lieu of the delivery of shares, unless we have already informed holders of our election in connection with our optional redemption of the notes as described under “— Optional Redemption of the Notes.” If we elect to deliver all of such payment in shares of common stock, the shares will be delivered through the trustee no later than the fifth business day following the conversion date. If we elect to pay all or a portion of such payment in cash, the payment, including any delivery of common stock, will be made to holders surrendering notes no later than the tenth business day following the applicable conversion date. If an event of default, as described under “— Events of Default” (other than a default in a cash payment upon conversion of the notes), has occurred and is continuing, we may not pay cash upon conversion of any notes (other than cash in lieu of fractional shares).

     The “common stock price” of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions reported on the principal United States securities exchange on which the common stock is traded or, if the common stock is not listed on a United States national or regional securities exchange, as reported by the NASDAQ System.

Conversion Upon Notice of Redemption

     A holder may surrender for conversion any note called for redemption at any time prior to the close of business on the day that is two business days prior to the redemption date, even if the notes are not otherwise convertible at such time.

Conversion Upon Satisfaction of Condition Regarding Trading Price of the Notes

     A holder may surrender any of its notes for conversion into shares of common stock during the five trading day period immediately after any five consecutive trading day period in which the note price per $1,000 principal amount of the notes (as determined in accordance with the procedures described above in the third paragraph under “— Contingent Interest”) for each day of such five trading day period was less than 95% of the product of the common stock price on that day multiplied by the number of shares issuable upon conversion of $1,000 principal amount of the notes (the “trading price condition”); provided, that if on the date of any conversion pursuant to the trading price condition, the price of our common stock is greater than the conversion price (initially $29.16) but less than 120% of the conversion price, then you will receive, in lieu of our shares of common stock based on the conversion price, shares of our common stock with a value equal to the principal amount of your notes plus accrued but unpaid interest (including contingent interest), if any, as of the conversion date (“principal value conversion”). Shares of our common stock delivered upon a principal value conversion will be valued at the greater of the conversion price on the conversion date and the applicable stock price as of the conversion date. We will deliver such common shares no later than the third business day following the determination of the applicable stock price. A “trading day” means (a) if the notes are listed or admitted for trading on the New York Stock Exchange, the Nasdaq National Market or another national security exchange, a day on which the New York Stock Exchange, the Nasdaq National Market or another national security exchange is open for business or (b) if the notes are quoted on the Nasdaq National Market, a day on which trades may be made thereon or (c) if the notes are not so listed, admitted for trading or quoted, any day other than a Saturday or Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

     Other than in connection with a determination of whether contingent interest shall be payable, the trustee shall have no obligation to determine the note price unless we have requested such determination. We shall have no obligation to make such a request unless a holder of the notes provides us with reasonable evidence that the trading price condition has been met, at which time we shall instruct the trustee to determine the note price beginning on the next trading day and on each successive trading day until the note price is greater than or equal to 95% of the product of the common stock price and the number of shares issuable upon conversion of $1,000 in principal amount of the notes.

     Conversion Upon Specified Corporate Transactions

     If we elect to:

•	distribute to all holders of our common stock rights, warrants or options entitling them to subscribe for or purchase, for a period expiring within 60 days of the date of distribution, shares of our common stock at less than the then current market price; or

•	distribute to all holders of shares of our common stock any assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 10% of the closing price of our common stock on the day preceding the declaration date for such distribution, we must notify the holders of notes at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place. This provision shall not apply if the holder of a note otherwise participates in the distribution without conversion.

     In addition, if we are a party to a consolidation, merger, share exchange, sale of all or substantially all of our assets or other similar transaction, in each case pursuant to which the shares of our common stock would be converted into cash, securities or other property, a holder may surrender its notes for conversion at any time from and after the date which is 15 days prior to the anticipated date of such transaction until and including the date which is 15 days after the actual date of such transaction. If we are a party to a consolidation, merger, share exchange, sale of all or substantially all of our assets or other similar transaction, in each case pursuant to which the shares of our common stock are converted into cash, securities, or other property, then at the effective time of the transaction, a holder’s right to convert its notes into shares of our common stock will be changed into a right to convert such notes into the kind and amount of cash, securities and other property which such holder would have received if such holder had converted such notes immediately prior to the transaction. If the transaction also constitutes a change in control, such holder can require us to repurchase all or a portion of its notes as described under “— Right to Require Purchase of Notes upon a Change in Control.”

     If a holder of a note has delivered notice of its election to have such note repurchased at the option of such holder or as a result of a change in control, such note may be converted only if the notice of election is withdrawn as described, respectively, under “— Repurchase of Notes at the Option of the Holder” or “— Right to Require Purchase of Notes upon a Change in Control.”

     We will adjust the conversion price if (without duplication):

     (1) we issue shares of common stock or other capital stock to all holders of our common stock as a dividend or distribution on our common stock;

     (2) we subdivide, combine or reclassify our common stock;

     (3) we issue to all holders of our common stock rights, warrants or options entitling them to subscribe for or purchase shares of our common stock at less than the then current market price;

     (4) we distribute to all holders of shares of our common stock evidences of our indebtedness, shares of capital stock (other than shares of our common stock), securities, cash, property, rights, warrants or options, excluding: (a) those rights, warrants or options referred to in clause (3) above; (b) any dividend or distribution paid exclusively in cash not referred to below; and (c) any dividend or distribution referred to in clause (1) above;

     (5) we make a cash distribution to all holders of shares of our common stock that together with all other all-cash distributions and consideration payable in respect of any tender or exchange offer by us or one of our subsidiaries for shares made within the preceding 12 months exceeds 5% of our aggregate market capitalization on the date of the declaration of the distribution;

     (6) during any twelve-month period we or one of our subsidiaries complete a repurchase by way of a tender or exchange offer of shares of our common stock which involves an aggregate consideration that, together with: (a) any cash and other consideration payable in respect of any tender or exchange offer by us or one of our subsidiaries for shares of our common stock concluded within the preceding 12 months; and (b) the amount of any all-cash distributions to all holders of our common stock made within the preceding 12 months, exceeds 5% of our aggregate market capitalization on the expiration of the tender or exchange offer; or

     (7) someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer. The adjustment referred to in this clause will only be made if: (a) the tender offer or exchange offer is for an amount that increases the offeror’s ownership of common stock to more than 25% of the total shares of our common stock outstanding, and (b) the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer. However, the adjustment referred to in this clause will not be made if as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets.

     For purposes of the foregoing, the term “market capitalization” as of any date of calculation means the closing sale price of our common stock on the trading day immediately prior to such date of calculation multiplied by the aggregate number of shares of our common stock outstanding on the trading day immediately prior to such date of calculation.

     If the rights provided for in our shareholder rights agreement, dated as May 4, 2000, have separated from our common stock in accordance with the provisions of the rights agreement so that the holders of the notes would not be entitled to receive any rights in respect of shares of our common stock issuable upon conversion of the notes, the conversion price will be adjusted as provided in clause (4) above, subject to readjustment in the event of expiration, termination or redemption of the rights. In lieu of any such adjustment, we may amend our rights agreement to provide that upon conversion of the notes, the holder will receive, in addition to shares of our common stock issuable upon such conversion, the rights which would have attached to such shares of our common stock if the rights had not become separated from our common stock under our rights agreement. See “Description of Capital Stock — Shareholders Rights Plan.” To the extent that we adopt any future rights plan, upon conversion of the note into our common stock, you will receive, in addition to our common stock, the rights under the future rights plan whether or not the rights have separated from our common stock at the time of conversion and no adjustment to the conversion price will be made in accordance with clause (4) above.

     The conversion price will not be adjusted until adjustments amount to 1% or more of the conversion price as last adjusted. We will carry forward any adjustment we do not make and will include it in any future adjustment.

     We will not issue fractional shares of common stock to a holder who converts a note. In lieu of issuing fractional shares, we will pay cash based upon our common stock price on the date of conversion.

     Except as described in this paragraph, no holder of notes will be entitled, upon conversion of the notes, to any actual payment or adjustment on account of accrued but unpaid interest, including contingent interest and liquidated damages, if any, or on account of dividends on shares issued in connection with the conversion. If any holder surrenders a note for conversion between the close of business on any record date for the payment of an installment of interest (including contingent interest, if any) and the opening of business on the related interest payment date, when the holder surrenders the note for conversion, the holder must deliver payment to us of an amount equal to the interest payable on the interest payment date (including contingent interest and liquidated damages, if any) on the principal amount to be converted. The foregoing sentence shall not apply to notes called for redemption on a redemption date within the period between and including the record date and the interest payment date.

     If we make a distribution of property to our stockholders which would be taxable to them as a dividend for federal income tax purposes and the conversion price of the notes is decreased, this decrease may be deemed to be the receipt of taxable income by holders of the notes.

     We may from time to time reduce the conversion price if our board of directors determines that this reduction would be in the best interests of Kaydon. Any such determination by our board of directors will be conclusive. Any such reduction in the conversion price must remain in effect for at least 20 trading days. In addition, we may from time to time reduce the conversion price if our board of directors deems it advisable to avoid or diminish any income tax to holders of our common stock resulting from any stock or rights distribution on our common stock.

Subordination

     The payment of the principal of, premium, if any, and interest on the notes is subordinated in right of payment to the prior payment in full, in cash or other payment satisfactory to the holders of senior indebtedness, of all existing and future senior indebtedness. If we dissolve, wind up, liquidate or reorganize, or if we are the subject of any bankruptcy, insolvency, receivership or similar proceedings, we will pay the holders of senior indebtedness in full in cash or other payment satisfactory to the holders of senior indebtedness before we pay the holders of the notes. If the notes are accelerated because of an event of default, we must pay the holders of senior indebtedness in full all amounts due and owing thereunder before we pay the holders of the notes. The Indenture will require that we must promptly notify holders of senior indebtedness if payment of the notes is accelerated because of an event of default under the Indenture.

     We may not make any payment on the notes or purchase or otherwise acquire the notes if:

•	a default in the payment of any designated senior indebtedness occurs and is continuing beyond any applicable period of grace, or

•	any other default of designated senior indebtedness occurs and is continuing that permits holders of the designated senior indebtedness to accelerate its maturity and the trustee receives a payment blockage notice from a person permitted to give such notice under the Indenture.

     We are required to resume payments on the notes:

•	in case of a payment default, upon the date on which such default is cured or waived or ceases to exist, and

•	in case of a nonpayment default, upon the earlier of the date on which such nonpayment default is cured or waived or ceases to exist or 179 days after the date on which the payment blockage notice is received.

     No new period of payment blockage based on a nonpayment default may be commenced for a default unless:

•	365 consecutive days have elapsed since the effectiveness of the immediately prior payment blockage notice, and

•	all scheduled payments on the notes that have come due have been paid in full in cash.

     No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice shall be the basis for a subsequent payment blockage notice. As a result of these subordination provisions, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. These subordination provisions will not prevent the occurrence of any event of default under the Indenture. If either the trustee or any holder of notes receives any payment or distribution of our assets in contravention of these subordination provisions before all senior indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of senior indebtedness to the extent necessary to make payment in full of all senior indebtedness remaining unpaid.

     We operate a significant portion of our business through several wholly-owned subsidiaries. Accordingly, we may be dependent in part upon the cash flows of, and receipt of dividends and advances from, or repayments of advances by, our subsidiaries in order to meet our debt obligations, including our obligations under the notes. The notes are not guaranteed by our subsidiaries and, consequently, our subsidiaries are not obligated or required to pay any amounts pursuant to the notes or to make funds available in the form of dividends or advances. In the future, we may change the portion of our business that we operate through our subsidiaries. See “Risk Factors — Risks Relating to an Investment in the Notes and our Common Stock.”

     Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries will also be contingent upon our subsidiaries’ earnings and could be subject to contractual or statutory restrictions.

     Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be structurally subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

     As of December 31, 2004, we and our subsidiaries had approximately $3.9 million of senior indebtedness outstanding, including $3.5 million of obligations relating to letters of credit issued on our behalf.

     Neither we nor our subsidiaries are limited from incurring senior indebtedness or additional debt under the Indenture. If we or our subsidiaries incur additional debt, our ability to pay our obligations on the notes could be affected. We expect that we and/or our subsidiaries may, from time to time, incur additional indebtedness and other liabilities.

     We are obligated to pay reasonable compensation to the trustee. We will indemnify the trustee against any losses, liabilities or expenses incurred by it in connection with its duties. The trustee’s claims for such payments will be senior to the claims of the note holders.

     “credit agreement” means the Revolving Credit Agreement, dated as of June 17, 1999, among us and certain of our subsidiaries, the lenders named therein and Bank One Michigan, as administrative agent, together with the related documents thereto, as such agreement may be amended, supplemented or otherwise modified from time to time. The credit agreement includes any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings or adding our subsidiaries as additional borrowers or guarantors thereunder) all or any portion of the indebtedness under any such agreement or any successor or replacement agreement whether by the same or any other agent, lender or group of lenders. Subsequent to entering into the Indenture, on July 28, 2003, we entered into a new $200,000,000 Credit Agreement.

     “designated senior indebtedness” means (i) any indebtedness under or in respect of the credit agreement and (ii) any senior indebtedness in which the instrument creating or evidencing the indebtedness, or any related agreements or documents to which we are a party, expressly provides that such indebtedness is “designated senior indebtedness” for purposes of the Indenture (provided that the instrument, agreement or other document may place limitations and conditions on the right of the senior indebtedness to exercise the rights of designated senior indebtedness).

     “indebtedness” means:

     (1) all of our indebtedness, obligations and other liabilities, contingent or otherwise, (a) for borrowed money, including overdrafts and any loans or advances from banks, whether or not evidenced by notes or similar instruments, or (b) evidenced by credit or loan agreements, bonds, debentures, notes or similar instruments, whether or not the recourse of the lender is to the whole of our assets or to only a portion thereof, other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

     (2) all of our reimbursement obligations and other liabilities, contingent or otherwise, with respect to letters of credit, bank guarantees or bankers’ acceptances;

     (3) all of our obligations and liabilities, contingent or otherwise, in respect of leases required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on our balance sheet;

     (4) all of our obligations and other liabilities, contingent or otherwise, under any lease or related document, including a purchase agreement, conditional sale or other title retention agreement, in connection with the lease of real property or improvements thereon (or any personal property included as part of any such lease) which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property or pay an agreed upon residual value of the leased property, including our obligations under such lease or related document to purchase or cause a third party to purchase such leased property or pay an agreed upon residual value of the leased property to the lessor (whether or not such lease transaction is characterized as an operating lease or a capitalized lease in accordance with generally accepted accounting principles);

     (5) all of our obligations, contingent or otherwise, with respect to an interest rate or other swap, cap, floor or collar agreement or hedge agreement, forward contract or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

     (6) all of our direct or indirect guaranties or similar agreement by us in respect of, and all of our obligations or liabilities to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kinds described in clauses (1) through (5); and

     (7) any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kinds described in clauses (1) through (6).

Indebtedness shall not include obligations of any person (i) arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business, provided that such obligations are extinguished within two business days of their incurrence, (ii) resulting from the endorsement of negotiable instruments for collection in the ordinary course of business and consistent with past business practices and (iii) stand-by letters of credit to the extent collateralized by cash or cash equivalents.

     “senior indebtedness” means the principal of, premium, if any, interest, including any interest accruing after the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowed as a claim in the proceeding, and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, our indebtedness whether secured or unsecured, absolute or contingent, due or to become due, outstanding on the date of the Indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by us, including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing. Senior indebtedness does not include (i) any indebtedness or obligation whose terms expressly provide that such indebtedness or obligation shall not be senior in right of payment to the notes or expressly provides that such indebtedness is on the same basis or junior to the notes; and (ii) the notes.

Optional Redemption of the Notes

     Beginning on May 30, 2008, we may redeem the notes, in whole at any time, or in part from time to time, for cash at a price equal to 100% of the principal amount of the notes plus accrued but unpaid interest (including contingent interest and liquidated damages, if any) up to but not including the date of redemption. We will give not less than 30 days’ nor more than 60 days’ notice of redemption by mail to holders of the notes. If we opt to redeem less than all of the notes at any time, the trustee will select or cause to be selected the notes to be redeemed by any method that it deems fair and appropriate. In the event of a partial redemption, the trustee may provide for selection for redemption of portions of the principal amount of any note of a denomination larger than $1,000.

Repurchase of Notes at the Option of the Holder

     A holder has the right to require us to repurchase all or a portion of the notes on May 23, 2008, 2013 and 2018. We will repurchase the notes for an amount of cash equal to 100% of the principal amount of the notes on the date of purchase, plus accrued but unpaid interest (including contingent interest and liquidated damages, if any) up to but not including the date of repurchase.

     We will be required to give notice on a date not less than 30 business days prior to each purchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things, the procedures that holders must follow to require us to purchase their notes.

     The purchase notice given by each holder electing to require us to purchase notes shall state:

•	the certificate numbers of the holder’s notes to be delivered for purchase; and

•	the portion of the principal amount notes to be purchased, which must be $1,000 or an integral multiple of $1,000.

     For a discussion of the tax treatment of a holder exercising the right to require us to purchase notes, see “Material United States Federal Income Tax Considerations — Sale, Exchange, Conversion or Redemption.”

     Any purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the purchase date. The notice of withdrawal shall state:

•	the principal amount being withdrawn;

•	the certificate numbers of the notes being withdrawn; and

•	the principal amount of the notes that remain subject to the purchase notice, if any.

     In connection with any purchase offer, we will comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) which may then be applicable, and we will file a Schedule TO or any other required schedule under the Exchange Act.

     Payment of the purchase price for a note for which a purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. Payment of the purchase price for the notes will be made promptly following the later of the purchase date or the time of delivery of the notes.

     If the paying agent holds money sufficient to pay the purchase price of the note on the business day following the purchase date in accordance with the terms of the Indenture, then, immediately after the purchase date, the note will cease to be outstanding, whether or not the note is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the note.

     Our ability to purchase notes may be limited by the terms of our then existing indebtedness or financing agreements and by the subordination provisions of the notes.

     No notes may be purchased at the option of holders if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the purchase price with respect to such notes.

Mandatory Redemption

     Except as described in this prospectus under “— Right to Require Purchase of Notes upon a Change in Control” and “— Repurchase of Notes at the Option of the Holder,” we are not required to make mandatory redemption of, or sinking fund payments with respect to, the notes.

Right to Require Purchase of Notes upon a Change in Control

     If a change in control (as defined below) occurs, each holder of notes may require that we repurchase the holder’s notes on the date fixed by us that is not less than 30 days nor more than 45 days after we give notice of the change in control. We will repurchase the notes for an amount of cash equal to 100% of the principal amount of the notes, plus accrued but unpaid interest (including contingent interest and liquidated damages, if any) to the date of repurchase.

     “change in control” means the occurrence of one or more of the following events:

•	any person (including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act), other than us or any of our subsidiaries, any employee benefit plan of ours or of any of our subsidiaries, is or becomes the beneficial owner, directly or indirectly, through a purchase or other acquisition transaction or series of transactions (other than a merger or consolidation involving us), of shares of our common stock entitling such person to exercise in excess of 35% of the total voting power of all shares of our voting stock;

•	there occurs any consolidation of us with, or merger of us into, any other person, any merger of another person into us, or any sale or transfer of our assets as, or substantially as, an entirety, to another person (other than (i) any such merger pursuant to which the holders of our voting stock immediately prior to such transaction have, directly or indirectly, shares of voting stock of the continuing or surviving corporation (or its parent) immediately after such merger which entitle such holders to exercise in excess of 50% of the total voting power of all shares of voting stock of the continuing or surviving corporation (or its parent) and (ii) any merger which is effected solely to change our jurisdiction of incorporation and results in a reclassification, conversion or exchange of outstanding shares of our voting stock solely into shares of stock carrying substantially the same relative rights as our voting stock); or

•	the first day on which a majority of the members of the board of directors of the Company are not continuing directors.

     The definition of “change in control” includes a phrase relating to the sale or transfer of our assets “as, or substantially as, an entirety.” Although the phrase “substantially as an entirety” is recognized in case law, there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase such notes as a result of a sale or transfer of our assets other than substantially as an entirety to another person or group may be uncertain.

     “continuing directors” means, as of any date of determination, any member of our board of directors who:

•	was a member of our board of directors on the date of the original issuance of the notes, or

•	was nominated for election or elected to our board of directors with the approval of a majority of the continuing directors who were members of our board at the time of such nomination or election.

     On or prior to the date of repurchase, we will deposit with a paying agent an amount of money sufficient to pay the aggregate repurchase price of the notes which is to be paid on the date of repurchase.

     On or before the 30th day after the change in control, we must mail to the trustee and all holders of the notes a notice of the occurrence of the change in control offer, stating the procedures which a holder of notes must follow in order to exercise the repurchase right.

     To exercise the repurchase right, holders of notes must deliver, on or before the repurchase date specified in our notice of a change in control, the notes to be repurchased, duly endorsed for transfer, together with a written repurchase notice and the form entitled “Option to Elect Repurchase Upon a Change in Control” on the reverse side of the note duly completed, to the paying agent. The repurchase notice given by each holder electing to require us to repurchase notes shall state:

•	the certificate numbers of the holder’s notes to be delivered for repurchase;

•	the portion of the principal amount of notes to be repurchased, which must be $1,000 or an integral multiple of $1,000;

     For a discussion of the tax treatment of a holder exercising the right to require us to purchase notes, see “Material United States Federal Income Tax Considerations — Treatment of U.S. Holders — Sale, Exchange, Conversion or Redemption.”

     Any repurchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the repurchase date. The notice of withdrawal shall state:

•	the principal amount being withdrawn; and

•	the certificate numbers of the notes being withdrawn.

     In connection with any purchase offer, we will comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable and we will file Schedule TO or any other required schedule under the Exchange Act.

     In connection with any change in control, we will within 30 days following any change in control:

•	obtain the consents under all senior indebtedness required to permit the repurchase of the notes pursuant to a change in control offer; or

•	repay in full all indebtedness and terminate all commitments, under all senior indebtedness the term of which would prohibit the purchase of the notes under a change in control offer.

     If we are obligated to make a change in control offer, there can be no assurance that we will be able to obtain all required consents under senior indebtedness or have available funds sufficient to repay senior indebtedness and to pay the change in control purchase price for all the notes tendered under a change in control offer. In such case, we would need to seek third party financing to the extent we do not have available funds to meet our purchase obligations. However, there can be no assurance that we would be able to obtain any such financing.

     The effect of these provisions granting the holders the right to require us to repurchase the notes upon the occurrence of a change in control may make it more difficult for any person or group to acquire control of us or to effect a business combination with us. Our ability to pay cash to holders of notes following the occurrence of a change in control may be limited by our then existing financial resources. We cannot assure you that sufficient funds will be available when necessary to make any required repurchases. See “Risk Factors — Risks Relating to an Investment in the Notes and our Common Stock.”

     Our obligation to make a change in control offer will be satisfied if a third party makes the change in control offer in the manner and at the times and otherwise in compliance in all material respects with the requirements applicable to a change in control offer made by us and purchases all notes properly tendered and not withdrawn under the change in control offer.

     The term “beneficial owner” will be determined in accordance with Rules 13d-3 and 13d-5 promulgated by the SEC under the Exchange Act or any successor provision, except that a person shall be deemed to have “beneficial ownership” of all shares of our common stock that the person has the right to acquire, whether exercisable immediately or only after the passage of time.

     No notes may be purchased at the option of holders if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the purchase price with respect to such notes.

Prohibition on Layering of Debt

     We will not incur or permit to exist indebtedness that by its terms (or by the terms of any agreement governing such indebtedness) is senior in right of payment to the notes and expressly subordinate in right of payment to any of our other indebtedness.

Consolidation, Merger and Sale of Assets

     We may, without the consent of the holders of any of the notes, consolidate with, or merge into any other person or convey, transfer or lease our properties and assets substantially as an entirety to, any other person, if:

•	we are the resulting or surviving corporation or the successor, transferee or lessee, if other than us, is a corporation or limited liability company organized under the laws of any U.S. jurisdiction and expressly assumes our obligations under the Indenture and the notes by means of a supplemental indenture entered into with the trustee; and

•	after giving effect to the transaction, no event of default and no event which, with notice or lapse of time, or both, would constitute an event of default, shall have occurred and be continuing.

     Under any consolidation, merger or any conveyance, transfer or lease of our properties and assets as described in the preceding paragraph, the successor company will be our successor and shall succeed to, and be substituted for, and may exercise every right and power of, Kaydon under the Indenture. If the predecessor is still in existence after the transaction, it will be released from its obligations and covenants under the Indenture and the notes, except in connection with a lease of all or substantially all of our properties and assets.

Modification and Waiver

     We and the trustee may enter into one or more supplemental indentures that add, change or eliminate provisions of the Indenture or modify the rights of the holders of the notes with the consent of the holders of at least a majority in principal amount of the notes then outstanding. However, without the consent of each holder of an outstanding note, no supplemental indenture may, among other things:

•	change the stated maturity of the principal of, or payment date of any installment of interest (including contingent interest, if any) on, any note;

•	reduce the principal amount or redemption price of, or the rate of interest (including contingent interest, if any) on, any note;

•	change the currency in which the principal of any note or interest is payable or adversely affect the price or ratio at which common stock may be substituted for currency in connection with any payments made;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any note when due;

•	adversely affect the right provided in the Indenture to convert any note;

•	modify the provisions of the Indenture relating to our requirement to repurchase notes upon a change in control after the occurrence thereof or on specified dates;

•	reduce the percentage in principal amount of the outstanding notes necessary to modify or amend the Indenture or to consent to any waiver provided for in the Indenture; or

•	waive a default in the payment of any amount or shares of common stock due in connection with any note.

     The holders of a majority in principal amount of the outstanding notes may, on behalf of the holders of all notes:

•	waive compliance by us with restrictive provisions of the Indenture other than as provided in the preceding paragraph; and

•	waive any past default under the Indenture and its consequences, except a default in the payment of the principal of, or redemption or purchase price of, or any interest (including contingent interest, if any) on, any note or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding note affected.

     Without the consent of any holders of notes, we and the trustee may enter into one or more supplemental indentures for any of the following purposes:

•	to cure any ambiguity, omission, defect or inconsistency in the Indenture;

•	to evidence a successor to us and the assumption by the successor of our obligations under the Indenture and the notes;

•	to make any change that does not adversely affect the rights of any holder of the notes;

•	to comply with any requirement in connection with the qualification of the Indenture under the Trust Indenture Act; or

•	to complete or make provision for certain other matters contemplated by the Indenture.

Events of Default

     Each of the following are events of default under the Indenture:

     (1) if we fail to pay interest (including contingent interest) on any notes when it becomes due and payable and the default continues for a period of 30 days, whether or not such failure shall be due to the subordination provisions of the Indenture or agreements with respect to any other indebtedness or any other reason;

     (2) if we fail to pay the principal on any notes, when it becomes due and payable, at maturity, upon acceleration, upon redemption or otherwise (including the failure to make a change in control offer or make a payment to purchase notes tendered pursuant to a change in control offer), whether or not such failure shall be due to the subordination provisions of the Indenture or agreements with respect to any other Indebtedness or any other reason;

     (3) if we fail to observe or perform any other covenant or agreement contained in the Indenture which continues for a period days after we received written notice specifying the default (and demanding that such default be remedied) from the trustee or the holders of at least 25% of the outstanding principal amount of the notes (except in the case of our default with respect to the “Merger, Consolidation and Sale of Assets” provision, which will constitute an event of default with such notice requirement but without such passage of time requirement);

     (4) if we fail to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any of our or our subsidiaries’ recourse indebtedness, or the acceleration of the final stated maturity of any such recourse indebtedness if the aggregate principal amount of such indebtedness, together with the principal amount of any other such recourse indebtedness in default for failure to pay principal at final maturity or which has been accelerated, aggregates $15.0 million or more at any time;

     (5) one or more judgments in an aggregate amount in excess of $15.0 million shall have been rendered against us or any of our subsidiaries and remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and nonappealable; and

     (6) certain events of bankruptcy affecting us or any of our significant subsidiaries.

     The events of default described in clauses (4), (5) and (6) above with respect to a significant subsidiary shall not apply if that person was not a significant subsidiary at the time such event or condition occurred unless, in the case of clause (4) or (5) above, we or another of our subsidiaries assumes or otherwise becomes liable for the liability referred to therein or the liabilities generally of such person.

     If an event of default (other than an event of default specified in clause (6) above) shall occur and be continuing, the trustee may, and at the request of the holders of at least 25% in principal amount of outstanding notes shall, declare the principal of and accrued interest on all the notes to be due and payable by written notice to us and, if it is given at the request of the holders, the trustee must specify the respective event of default and that it is a “notice of acceleration” (the “acceleration notice”). Upon delivery of an acceleration notice, the principal of and accrued interest on all the notes:

•	shall become immediately due and payable; or

•	if there are any amounts outstanding under the credit agreement, shall become immediately due and payable upon the first to occur of an acceleration under the credit agreement or five business days after receipt by us and the representative under the credit agreement of such acceleration notice but only if such event of default is then continuing.

     If an event of default specified in clause (6) above occurs and is continuing with respect to us, then all unpaid principal of, and accrued but unpaid interest including contingent interest and liquidated damages, if any, on all of the outstanding notes shall become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder.

     At any time after a declaration of acceleration with respect to the notes, the holders of a majority in aggregate principal amount of the notes may rescind and cancel such declaration and its consequences:

•	if the rescission would not conflict with any judgment or decree;

•	if all existing events of default have been cured or waived except nonpayment of principal or interest that has become due solely because of such acceleration;

•	if interest on overdue installments of interest (to the extent the payment of such interest is lawful) and on overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid;

•	if we have paid the trustee its reasonable compensation and reimbursed the trustee for its expenses, disbursements and advances; and

•	in the event of the cure or waiver of an event of default of the type described in clause (4) of the description above of events of default, the trustee has received an officers’ certificate and an opinion of counsel that such event of default has been cured or waived.

     No such rescission shall affect any subsequent default or impair any rights arising from a subsequent default.

     The holders of a majority in aggregate principal amount of the notes may waive any existing default or event of default under the Indenture, and its consequences, except a default in the payment of the principal of or interest on any notes.

     The holders of the notes may not enforce the Indenture or the notes except as provided in the Indenture and under the Trust Indenture Act. Subject to the provisions of the Indenture relating to the duties of the trustee, the trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the holders, unless such holders have offered to the trustee reasonable indemnity. Subject to all provisions of the Indenture and applicable law, the holders of a majority in aggregate principal amount of the then outstanding notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

     We are required to provide an officers’ certificate to the trustee promptly upon our obtaining knowledge of any default or event of default that has occurred and, if applicable, describe such default or event of default and the status thereof. In addition, we must provide an annual certification as to the existence of defaults and events of default.

Book-Entry System

     The notes are issued in the form of global securities held in book-entry form. The Depository Trust Company (“DTC”) or its nominee is the sole registered holder of the notes for all purposes under the Indenture. Owners of beneficial interests in the notes represented by the global securities hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities are shown on, and transfers are effected only through, records maintained by DTC and its direct and indirect participants. Any such interests may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require repurchase of their interests in the notes, in accordance with the procedures and practices of DTC. Beneficial owners are not holders and are not entitled to any rights under the global securities or the Indenture. We and the trustee, and any of our respective agents, may treat DTC as the sole holder and registered owner of the global securities.

Exchange of Global Securities

     The notes, represented by one or more global securities, will be exchangeable for certificated securities with the same terms only if:

•	DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and we do not appoint a successor depositary within 90 days;

•	we decide to discontinue use of the system of book-entry transfer through DTC or any successor depositary; or

•	a default under the Indenture occurs and is continuing.

     DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” for registered participants, and it facilitates the settlement of transactions among its participants in those securities through electronic computerized book-entry changes in participants’ accounts, eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporation and other organizations, some of whom and/or their representatives own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Registration Rights

     We entered into a registration rights agreement with the initial purchasers of the notes for the benefit of the holders of the notes and the shares of our common stock issuable on conversion of the notes in which we agreed to file the registration statement of which this prospectus is a part. Under this agreement, we also agreed at our cost to:

•	use all reasonable efforts to cause the registration statement of which this prospectus is a part to be declared effective under the Securities Act of 1933, as amended (the “Securities Act”) no later than November 19, 2003; and

•	use all reasonable efforts to keep the registration statement effective of which this prospectus is a part after its effective date until the earlier of: (1) the sale pursuant to the registration statement of all of the notes and any shares of our common stock issued upon conversion of the notes; and (2) the expiration of the holding period applicable to the notes and the shares of our common stock issuable upon conversion of the notes held by non-affiliates of Kaydon under Rule 144(k) under the Securities Act, or any successor provision, subject to certain exceptions.

     We have the right to suspend use of the registration statement during specified periods of time relating to pending corporate developments and public filings with the SEC and similar events. If we fail to keep the registration statement effective or usable in accordance with and during the periods specified in the registration rights agreement, then, in each case, we will pay liquidated damages to all holders of notes and all holders of our common stock issued on conversion of notes equal to (i) in respect of each $1,000 principal amount of notes, at a rate per annum equal to 0.50% of such principal amount, plus accrued interest thereon to the date of determination, and (ii) in respect of any shares of common stock issued upon conversion of notes, at a rate per annum equal to 0.50% of the principal amount of notes that would then be convertible into such number of shares, plus accrued interest thereon to the date of determination. So long as the failure to become effective or such unavailability continues, we will pay liquidated damages in cash on May 23 and November 23 of each year to the person who is the holder of record of the notes or common stock issuable in respect of the notes on the immediately preceding May

1 or November 1. When such registration default is cured, accrued but unpaid liquidated damages will be paid in cash on the subsequent interest payment date to the record holder as of the date of such cure.

     A holder who elects to sell any securities pursuant to the registration statement:

•	will be required to be named as selling security holder;

•	will be required to deliver a prospectus to purchasers;

•	will be subject to the civil liability provisions under the Securities Act in connection with any sales; and

•	will be bound by the applicable provisions of the registration rights agreement, including indemnification obligations.

     We refer to the notes and the common stock issuable on conversion of the notes as “registrable securities.” Promptly upon request from any holder of registrable securities, we will provide a form of notice and questionnaire, which must be completed and delivered by that holder to us at least five business days before any intended distribution of registrable securities under the registration statement. If we receive from a holder of registrable securities a completed questionnaire, together with such other information as we may reasonably request, we will file an amendment to the registration statement, or a supplement to this prospectus, to permit the holder to deliver a prospectus to purchasers of registrable securities. Any holder that does not complete and deliver a questionnaire or provide such other information will not be named as a selling security holder in this prospectus and therefore will not be permitted to sell any registrable securities under the registration statement of which it is a part.

Concerning the Trustee

     SunTrust Bank, the trustee under the Indenture, is one of the lenders under our credit agreement. We may also maintain custodial and deposit accounts and conduct other banking transactions with the trustee or its affiliates in the ordinary course of business. The trustee and its affiliates currently and may from time to time in the future, provide banking and other services to us in the ordinary course of their business.

Governing Law

     The Indenture and the notes are governed by and construed in accordance with the laws of the State of New York without regard to principles of conflict of laws.

DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 98,000,000 shares of common stock, $0.10 par value, and 2,000,000 shares of preferred stock, $0.10 par value. The transfer agent and registrar for our common stock is The Bank of New York, P.O. Box 11258, Church Street Station, New York, NY 10286-1002. At March 11, 2005, 28,218,432 shares of common stock and no shares of preferred stock were outstanding. In addition to the summary of our capital stock that follows, we encourage you to review our certificate of incorporation and bylaws, which we have filed with the SEC.

Common Stock

     Holders of shares of our common stock are entitled to one vote for each share held of record on all matters on which shareholders are generally entitled to vote. The vote of the holders of a majority of the stock represented at a meeting at which a quorum is present is generally required to take shareholder action, unless a greater vote is required by law. Directors are elected by a plurality of the votes cast at any election and there is no cumulative voting of shares.

     Holders of shares of common stock have no preemptive rights. Subject to the applicable laws and the rights of the holders of preferred stock, holders of shares of common stock are entitled to such dividends as may be declared by our board of directors. The common stock is not entitled to any sinking fund, redemption or conversion provisions. Upon our dissolution, liquidation or winding up, the holders of shares of our common stock are entitled to share ratably in our net assets remaining after the payment of all creditors and liquidation preferences of preferred stock. The outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable.

Preferred Stock

     The board of directors, without further stockholder authorization, is authorized to issue, from time to time, up to 2,000,000 shares of preferred stock in one or more series, to establish the number of shares to be included in any of these series and to fix the designations, powers, preferences and rights of the shares of each of these series and any qualifications, limitations or restrictions thereof, including dividend rights and preferences over dividends on our common stock, conversion rights, voting rights, redemption rights, the terms of any sinking fund therefor and rights upon liquidation. The ability of the board of directors to issue preferred stock, while providing flexibility in connection with financing, acquisitions and other corporate purposes, could have the effect of discouraging, deferring or preventing a change in control or an unsolicited acquisition proposal, since the issuance of preferred stock could be used to dilute the share ownership of a person or entity seeking to obtain control of us. In addition, because the board of directors has the power to establish the preferences, powers and rights of the shares of any of these series of preferred stock, it may afford the holders of any preferred stock preferences, powers and rights (including voting rights) senior to the rights of the holders of common stock, which could adversely affect the rights of holders of common stock.

Shareholders Rights Plan

     On May 4, 2000, we adopted a shareholders rights plan which attached one right to each share of our common stock held by shareholders of record at the close of business on June 12, 2000. If the rights become exercisable, each registered holder will be entitled to purchase from us additional shares of common stock having a value of twice the exercise price upon payment of the exercise price. The rights will become exercisable only if a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, 15% or more of the outstanding shares of our common stock. Each right will entitle the shareholder to purchase one one-thousandth of a share of new series of preferred stock at an exercise price of $100 per right. The rights will expire at the close of business on May 4, 2010, unless we redeem them earlier.

Delaware Anti-Takeover Law

     Section 203 of the Delaware General Corporation Law prohibits certain “business combination” transactions between a Delaware corporation and any “interested stockholder” owning 15% or more of the corporation’s outstanding voting stock for a period of three years after the date on which the stockholder became an interested stockholder, unless:

•	the board of directors approves, prior to the date, either the proposed business combination or the proposed acquisition of stock which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction in which the stockholder becomes an interested stockholder, the interested stockholder owned at least 85% of those shares of the voting stock of the corporation which are not held by the directors, officers or certain employee stock plans; or

•	on or subsequent to the date on which the stockholder became an interested stockholder, the business combination with the interested stockholder is approved by the board of directors and also approved at a stockholder’s meeting by the affirmative vote of the holders of at least two-thirds of the outstanding shares of the corporation’s voting stock other than shares held by the interested stockholder.

     Under Delaware law, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

     The following discussion of the material United States federal income tax consequences to holders of the acquisition, disposition and ownership of the notes constitutes the opinion of our counsel, Dykema Gossett PLLC. This discussion is based upon estimates and projections of the possible payments of contingent interest, as well as certain other future events, and upon United States federal income tax laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes) or possible differing interpretations. The discussion below deals only with notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, tax-exempt entities, persons holding notes in a tax-deferred or tax-advantaged account, or persons holding notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes. It is also limited to holders of notes who buy or sell the notes pursuant to this prospectus. Persons considering the purchase of notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of notes arising under the laws of any other taxing jurisdiction.

     We do not address all of the tax consequences that may be relevant to a holder of notes. In particular, we do not address:

•	the United States federal income tax consequences to shareholders in, or partners or beneficiaries of, an entity that is a holder of notes;

•	the United States federal estate, gift or alternative minimum tax consequences of the purchase, ownership or disposition of notes;

•	the consequences to persons who hold the notes whose functional currency is not the United States dollar;

•	any state, local or foreign tax consequences of the purchase, ownership or disposition of notes; or

•	any federal, state, local or foreign tax consequences of owning or disposing of common stock acquired by converting notes.

     No statutory or judicial authority directly addresses the treatment of the notes or instruments similar to the notes for United States federal income tax purposes. No ruling has been or will be sought from the Internal Revenue Service (which we refer to as the IRS) with respect to any of the United States federal income tax consequences discussed below, and no assurance can be given that the IRS will not take contrary positions. As a result, no assurance can be given that the IRS will agree with the tax characterizations and the tax consequences described below.

     We urge prospective investors to consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of notes or common stock they acquire by converting notes, in light of their own particular circumstances, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in United States federal or other tax laws.

Classification of the Notes

     The notes are treated as indebtedness for United States federal income tax purposes. Pursuant to the terms of the Indenture, we and each holder of the notes agree to treat the notes for United States federal income tax purposes as debt instruments that are subject to the Treasury regulations governing contingent payment debt instruments (which we refer to as the CPDI regulations) with a “comparable yield” calculated in the manner described below. However, because the tax treatment of the notes under the CPDI regulations is uncertain, no assurance can be given that the IRS will not assert that the notes should be treated differently. Different treatment could affect the amount, timing and character of income, gain or loss in respect of the notes.

Treatment of U.S. Holders

     For purposes of this discussion, a U.S. Holder is a beneficial owner of notes who or which is:

•	a citizen or individual resident of the United States for United States federal income tax purposes;

•	a corporation, including any entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate if its income is subject to United States federal income taxation regardless of its source; or

•	a trust if (1) a United States court can exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of its substantial decisions.

     Notwithstanding the preceding sentence, certain trusts in existence on August 20, 1996, and treated as a United States person prior to such date, may also be treated as U.S. Holders.

     Accrual of Interest on the Notes

     Pursuant to the CPDI regulations, a U.S. Holder of notes will be required to accrue interest income on the notes in the amounts described below, regardless of whether the U.S. Holder uses the cash or accrual method of tax accounting. Accordingly, U.S. Holders will be required to include interest in taxable income in each year in excess of the accruals on the notes for non-tax purposes and in excess of any interest payments actually received in that year.

     The CPDI regulations provide that a U.S. Holder must accrue an amount of ordinary interest income, as original issue discount for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the notes that equals:

•	the product of (i) the adjusted issue price (as defined below) of the notes as of the beginning of the accrual period; and (ii) the comparable yield to maturity (as defined below) of the notes, adjusted for the length of the accrual period;

•	divided by the number of days in the accrual period; and

•	multiplied by the number of days during the accrual period that the U.S. Holder held the notes.

     A note’s issue price is the first price at which a substantial amount of the notes is sold to the public, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a note is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the amount of any noncontingent payments and the projected amount of any contingent payments whose scheduled payment date has passed.

     Under the CPDI regulations, we are required to establish the “comparable yield” for the notes. The comparable yield for the notes is the annual yield we would pay, as of the initial issue date of the notes, on a fixed-rate nonconvertible debt security with no contingent payments, but with terms and conditions otherwise comparable to those of the notes. We intend to take the position that the comparable yield for the notes is 8.5%, compounded semiannually.

     The CPDI regulations require that we provide to U.S. Holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments (which we refer to as projected payments) on the notes.

This schedule must produce the comparable yield. The projected payment schedule includes estimates for certain contingent interest payments and an estimate for a payment at maturity taking into account the conversion feature.

     The comparable yield and the projected payment schedule are set forth in the Indenture. We believe that the comparable yield and projected payment schedule determinations have been made in good faith and are reasonable and we believe we have based our determination on reliable, complete, and accurate data. U.S. Holders may also obtain the projected payment schedule by submitting a written request for it to: Kaydon Corporation, 315 East Eisenhower Parkway, Suite 300, Ann Arbor, Michigan 48108, Attn: Vice President–Administration.

     For United States federal income tax purposes, a U.S. Holder must use the comparable yield and the projected payment schedule in determining its interest accruals, and the adjustments to them described below in respect of the notes, unless the U.S. Holder timely discloses and justifies the use of other estimates to the IRS. This requirement for holders to use the comparable yield and projected payment schedule determined by us is imposed by the CPDI regulations and is in addition to each holder’s deemed agreement in the Indenture to treat the notes consistently with our treatment.

     The comparable yield and the projected payment schedule are not determined for any purpose other than for the determination of a U.S. Holder’s interest accruals and adjustments to those accruals in respect of the notes for United States federal income tax purposes. They do not constitute a projection or representation regarding the actual amounts payable on the notes.

     Amounts treated as interest under the CPDI regulations are treated as original issue discount for all purposes of the Internal Revenue Code of 1986, as amended (the “Code”).

   Adjustments to Interest Accruals on the Notes

     If, during any taxable year, a U.S. Holder receives actual payments with respect to the notes for that taxable year that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a “net positive adjustment” under the CPDI regulations equal to the amount of such excess. The U.S. Holder will treat a “net positive adjustment” as additional interest income for that taxable year. For this purpose, the payments in a taxable year include the fair market value of property (including any of our common stock received on conversion of the notes) received in that year.

     If a U.S. Holder receives in a taxable year actual payments with respect to the notes for that taxable year that in the aggregate are less than the amount of projected payments for that taxable year, the U.S. Holder will incur a “net negative adjustment” under the CPDI regulations equal to the amount of such deficit. This adjustment will (a) reduce the U.S. Holder’s interest income on the notes for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. Holder’s interest income on the notes during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments.

     If a U.S. Holder purchases a note for less than its adjusted issue price, the U.S. Holder must increase (a) the amount of interest that the U.S. Holder would otherwise accrue and include in income each year and (b) the amount of ordinary income (or decreasing the amount of ordinary loss) recognized upon redemption or maturity, by the amounts allocated among the daily portions of interest and projected payments, respectively. If a U.S. Holder purchases a note for more than its adjusted issue price, the U.S. Holder must decrease (x) the amount of interest that the U.S. Holder must include in income each year and (y) the amount of ordinary income (or increasing the amount of ordinary loss) recognized upon redemption or maturity, by the amounts allocated among the daily portions of interest and projected payments, respectively. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

   Sale, Exchange, Conversion or Redemption

     Generally, the sale or exchange of a note or the redemption of a note for cash will result in taxable gain or loss to a U.S. Holder. As described above, our calculation of the comparable yield and the projected payment schedule for the notes includes the receipt of stock upon conversion as a contingent payment with respect to the notes. Accordingly, we intend to treat the receipt of our common stock by a U.S. Holder upon the conversion of a note or upon the redemption of a note where we elect to pay in common stock as a payment under the CPDI regulations. As described above, holders are generally bound by our determination of the comparable yield and the projected payment schedule.

     The amount of gain or loss on a taxable sale, exchange, conversion or redemption will be equal to the difference between (a) the amount of cash plus the fair market value of any other property received by the U.S. Holder, including the fair market value of any of our common stock received, and (b) the U.S. Holder’s adjusted tax basis in the note.

     A U.S. Holder’s adjusted tax basis in a note will generally be equal to the U.S. Holder’s original purchase price for the note, increased by any interest income previously accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above), and decreased by the amount of any noncontingent payment and the projected amount of any contingent payment whose scheduled payment date has passed, and increased or decreased by the amount of any positive or negative adjustment, respectively, that the U.S. Holder is required to make if it purchases the note at a price other than the adjusted issue price.

     Gain recognized upon a sale, exchange, conversion or redemption of a note will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest on the note previously included in income, and thereafter capital loss (which will be long term if the note is held for more than one year). The deductibility of net capital losses by individuals and corporations is subject to limitations.

     A U.S. Holder’s tax basis in our common stock received upon a conversion of a note or upon a U.S. Holder’s exercise of a put right that we elect to pay in common stock will equal the then current fair market value of that common stock. The U.S. Holder’s holding period for the common stock received will commence on the day immediately following the date of conversion or redemption.

   Constructive Dividends

     If at any time we were to make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the notes, the conversion rate of the notes was increased, that increase might be deemed to be the payment of a taxable dividend to holders of the notes.

Treatment of Non-U.S. Holders

     A Non-U.S. Holder is a beneficial owner of the notes other than a U.S. Holder. Payments of contingent interest made to Non-U.S. Holders will not be exempt from United States federal income or withholding tax and, therefore, Non-U.S. Holders will be subject to withholding on payments of contingent interest at a rate of 30%. The 30% withholding rate may be reduced by an applicable treaty (subject to the receipt of an IRS Form W-8BEN), or avoided upon the receipt of an IRS Form W-8ECI from a Non-U.S. Holder claiming that the payments are effectively connected with the conduct of a United States trade or business. A Non-U.S. Holder that is subject to the withholding tax should consult its own tax advisors as to whether it can obtain a refund of a portion of the withholding tax.

     All other payments of interest (including original issue discount) on the notes made to a Non-U.S. Holder will be exempt from United States income or withholding tax, provided that:

     (1) the Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership;

     (2) the statement requirement set forth in section 871(b) or section 881(c) of the Code has been fulfilled with respect to the beneficial owner (i.e., such beneficial owner certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a United States person and provides its name and address or otherwise satisfies applicable documentation requirements); and

     (3) the payments and gain are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

     In addition, any gain recognized by a Non-U.S. Holder from a sale, exchange, conversion, or redemption of notes, will generally be treated as ordinary interest income, and thus may be subject to withholding as discussed above.

     A constructive distribution on a note may be subject to United States withholding tax at a rate of 30%, subject to reduction by an applicable treaty. We (or the applicable withholding agent) may withhold on other payments made on a Non-U.S. Holder’s notes between the date of the constructive distribution and the due date for our filing of IRS Form 1042-S (including extensions) for the tax year in which the constructive distribution is made if we (or the applicable withholding agent) have knowledge of the facts that give rise to the withholding.

     If a Non-U.S. Holder of notes is engaged in a trade or business in the United States, and if interest on the notes is effectively connected with the conduct of that trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be subject to regular U.S. federal income tax on interest and on any gain realized on the sale or exchange of the notes in the same manner as if it were a U.S. Holder. In lieu of the certificate described above, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. In addition, if such a Non-U.S. Holder is a foreign corporation, such holder may be subject to a branch profits tax equal to 30% (or a lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Tax Shelter Regulations

     Recently finalized Treasury regulations intended to address so-called tax shelters and other potentially tax-motivated transactions require participants in a “reportable transaction” to disclose certain information about the transaction on IRS Form 8886 and retain information relating to the transaction. Organizers and sellers of reportable transactions are required to maintain lists identifying the transaction investors and furnish to the IRS upon demand such investor information as well as detailed information regarding the transactions. A transaction may be a “reportable transaction” based upon any of several indicia, including the existence of confidentiality agreements, certain indemnity arrangements, potential for recognizing investment or other losses, and significant book-tax differences, one or more of which may be present with respect to or in connection with our offering of the notes. Prospective investors should consult their own tax advisors as to any possible disclosure obligation with respect to their investment in the notes and should be aware that we and other participants in the offering intend to comply with the disclosure and maintenance requirements under the Treasury regulations, to the extent the Treasury regulations are determined to be applicable.

Backup Withholding Tax and Information Reporting

     Payments of principal and interest (including original issue discount) on, and the proceeds of dispositions of, notes may be subject to information reporting and United States federal backup withholding tax at the applicable rate (currently 30%) if the holder of notes fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. All amounts so withheld will be allowed as a credit against such holder’s United States federal income tax liability, if any, and may entitle the holder to a refund.

CONSIDERATIONS FOR EMPLOYEE BENEFIT PLAN INVESTORS

     ERISA, the Code and a variety of state laws may affect your decision whether to invest in the notes if you are investing for a pension or other employee benefit plan of employers in the private sector that is regulated under ERlSA, or an ERISA plan, an individual retirement account or annuity, or an IRA, or a pension or other benefit plan for self-employed individuals, or a Keogh plan that is subject to Section 4975 of the Code, a pension or other benefit plan for the employees of state and local governments, or a governmental plan, or an insurance company general or separate account, a bank collective investment fund or other pooled investment vehicle that includes the assets of ERISA plans, IRAs, Keogh plans and/or governmental plans. A summary of the effects of those laws follows.

     ERlSA imposes standards of fiduciary conduct on those who are responsible for operating ERlSA plans or investing their assets. These standards include requirements that fiduciaries act prudently in making investment decisions and diversify investments so as to avoid large losses unless under the circumstances it is clearly prudent not to do so. If you are a fiduciary of an ERISA plan, you are subject to these standards in deciding whether to invest the plan’s assets in the notes. You may find the full text of the applicable standards of fiduciary conduct in Section 404 of ERISA. If you are a fiduciary of an ERISA plan, you should consult with your advisors concerning your investment decision in the context of Section 404 of ERISA.

     Certain transactions involving the assets of an ERlSA plan, a Keogh plan or an IRA, called “prohibited transactions,” may result in the imposition of excise taxes and, in the case of an ERlSA plan, civil money penalties and certain other extraordinary remedies. A prohibited transaction occurs when a person with a preexisting relationship to an ERlSA plan, a Keogh plan or IRA, known as a “party in interest” or a “disqualified person,” engages in a transaction involving the assets of the plan or IRA, such as the borrowing of funds from the plan or IRA. You may find the laws applicable to prohibited transactions in Section 406 of ERISA and Section 4975 of the Code. Prohibited transactions exemptions, such as Prohibited Transaction Class Exemption 84-14, 90-1, 91-38, 95-60 and 96-23, provide exemptions from certain of these prohibited transactions for transactions that satisfy the conditions prescribed in those exemptions.

     The purchase or holding of the notes may be characterized as a loan or extension of credit by the purchaser or holder to us. The purchase or holding of the notes by an ERISA plan, Keogh plan, IRA or related investment vehicle with respect to which we are a party in interest or a disqualified person may result in a prohibited transaction unless an exemption is available. We, or our affiliates, may be a party in interest or a disqualified person with respect to a plan any of us sponsor or to which any of us provide services or acts as a fiduciary. An ERISA plan, Keogh plan, IRA or related investment vehicle should not purchase or hold the notes without determining either that we are not a party in interest or a disqualified person with respect to it or that a prohibited transaction exemption is available.

     Governmental plans are generally not subject to the fiduciary standards of ERISA or the prohibited transaction rules of ERISA or the Code. However, many states and other government bodies have enacted laws that establish standards of fiduciary conduct, legal investment rules, or other requirements for investment transactions involving the assets of governmental plans. If you are considering investing in the notes on behalf of a governmental plan, you should consult with your advisors regarding the requirements of applicable federal, state or local law.

     Any purchaser or holder of the notes or any interest therein will be deemed to have represented and warranted by its purchase and holding thereof that either (1) it is not an employee benefit plan within the meaning of Section 3(3) of ERISA that is subject to Title I of ERISA, a plan that is subject to Section 4975 of the Code, a governmental plan that is subject to federal, state or local law substantially similar to the foregoing provisions of ERISA or the Code, a trustee or other person acting on behalf of any such plan, or any other person or entity whose underlying assets include “plan assets” by reason of any such plan’s investment in such entity or (2) such purchase and holding will not result in a prohibited transaction under Section 406 of ERISA, Section 4975 of the Code or any substantially similar law for which there is no applicable statutory, regulatory or administrative exemption.

     This discussion is a general discussion of some of the rules that apply to ERISA plans, Keogh plans, IRAs, governmental plans and their related investment vehicles. Prior to making an investment in the notes, prospective plan investors should consult with their legal and other advisors concerning the impact of ERISA and the Code (and, particularly in the case of governmental plans and related investment vehicles, any additional federal, state or local law considerations), and the potential consequences in their specific circumstances.

SELLING SECURITYHOLDERS

     The notes were originally issued by us and resold by the initial purchasers of the notes in transactions exempt from the registration requirements of the Securities Act, to persons reasonably believed by the initial purchasers to be “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) in compliance with Rule 144A. These qualified institutional buyers, together with persons who acquired or acquire notes from them or from subsequent owners in transactions that were or are not registered under the Securities Act, are the “selling securityholders” under this prospectus. They may from time to time use this prospectus to offer and sell notes or shares of our common stock that are issued upon conversion of notes.

     The following table sets forth with respect to each of the listed selling securityholders the principal amount of notes and the number of shares of our common stock that the selling securityholder owned at a recent date (including shares of common stock that the selling securityholder would own if it converted all its notes). The information is based on information provided to us by or on behalf of the selling securityholders, and we have not attempted to verify it. None of the selling securityholders has, or has had within the past three years, any position, office or other material relationship with us or, insofar as we are aware, any of our predecessors or affiliates. Because a selling securityholder may sell with this prospectus any portion of its notes or shares acquired on conversion of notes, we cannot estimate the principal amount of notes or shares of our common stock any selling securityholder will beneficially own after it completes particular sales. In addition, selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes or common stock since the date on which they provided this information in transactions exempt from the registration requirements of the Securities Act.

     Information about the selling securityholders may change from time to time. Any changed information will be set forth in supplements to the prospectus or post-effective amendments to the registration statement.

	Principal Amount		Number of
	of Notes		Shares of
	Beneficially		Common		Percentage of
	Owned and that	Percentage of	Stock		Shares of
	may be Offered by	Outstanding	Beneficially		Common Stock
Selling Securityholder	this Prospectus	Notes	Owned(1)		Outstanding(2)
1976 Distribution Trust FBO A.R. Lauder/Zinterhofer (a)	$6,000	*	205		*
2000 Revocable Trust FBO A.R. Lauder/Zinterhofer (a)	4,000	*	137		*
Advent Convertible Master (Cayman) L.P. (a)	5,926,000	3.0%	203,223		*
Alcon Laboratories (a)	280,000	*	9,602		*
Allentown City Firefighters Pension Plan (a)	8,000	*	274		*
Allentown City Officers & Employees Pension Fund (a)	11,000	*	377		*
Allentown City Police Pension Plan (a)	16,000	*	548		*
Allstate Insurance Company (‡) (e)	1,750,000	*	70,213	(3)	*
Alpha US Sub Fund 4 LLC (a)	326,000	*	11,179		*
American AAdvantage Funds (f)	230,000	*	7,887		*
Arapahoe County Colorado (a)	29,000	*	994		*
ARBCO Associates, LP (‡) (g)	750,000	*	25,720		*
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd. (c)	2,500,000	1.3%	85,733		*
Argent Classic Convertible Arbitrage Fund L.P. (b)	1,100,000	*	37,722		*
Argent Classic Convertible Arbitrage Fund II, L.P. (b)	300,000	*	10,288		*
Argent LowLev Convertible Arbitrage Fund, LLC (b)	700,000	*	24,005		*
Argent LowLev Convertible Arbitrage Fund Ltd. (c)	3,500,000	1.8%	120,027		*
Arlington County Employees Retirement System (a)	484,000	*	16,598		*
Asante Health Systems (a)	62,000	*	2,126		*
Aventis Pension Master Trust (f)	255,000	*	8,744		*
Boilermaker–Blacksmith Pension Trust (f)	1,400,000	*	48,010		*
BP Amoco Corporation Master Trust for Employee Pension Plans (m)	3,000,000	1.5%	102,880		*

	Principal Amount				Number of
	of Notes				Shares of
	Beneficially				Common		Percentage of
	Owned and that		Percentage of		Stock		Shares of
	may be Offered by		Outstanding		Beneficially		Common Stock
Selling Securityholder	this Prospectus		Notes		Owned(1)		Outstanding(2)
British Virgin Islands Social Security Board (a)	63,000		*		2,160		*
CALAMOS® Convertible Fund – CALAMOS® Investment Trust (‡) (f)	6,825,000		3.4%		234,053		*
CALAMOS® Convertible Portfolio – CALAMOS® Advisors Trust (f)	185,000		*		6,344		*
CEMEX Pension Plan (f)	130,000		*		4,458		*
Chrysler Corporation Master Retirement Trust (h)	2,250,000		1.1%		77,160		*
City and County of San Francisco Retirement System (a)	1,070,000		*		36,694		*
City of Knoxville Pension System (f)	300,000		*		10,288		*
City of New Orleans (a)	146,000		*		5,006		*
City University of New York (a)	108,000		*		3,703		*
Class C Trading Company, Ltd. (b)	600,000		*		20,576		*
CNH CA Master Account, L.P. (dd)	500,000		*		17,146		*
Coastal Convertibles LTD (‡) (n)	2,000,000		1.0%		68,587		*
Coda Capital I, LP (ff)	250,000		*		8,573		*
Coda Capital III, LP (ff)	190,000		*		6,515		*
Context Convertible Arbitrage Fund, LP (†) (o)	2,000,000		1.0%		68,587		*
Context Convertible Arbitrage Offshore, LTD (‡) (o)	3,000,000		1.5%		102,880		*
Continental Assurance Company on behalf of its Separate Account E (‡) (l)	800,000		*		27,434		*
Convertible Securities Fund (d)	35,000		*		1,200		*
DBAG – London (‡) (p)	19,100,000		9.6%		655,006		2.3%
Delaware Public Employees Retirement System (a)	1,120,000		*		38,408		*
Delta Air Lines Master Trust – CV (h)	990,000		*		33,950		*
Delta Airlines Master Trust (f)	1,200,000		*		41,152		*
Delta Pilots Disability & Survivorship Trust – CV (h)	445,000		*		15,260		*
Delta Pilots Disability and Survivorship Trust (f)	400,000		*		13,717		*
Dorinco Reinsurance Company (f)	780,000		*		26,748		*
Grace Convertible Arbitrage Fund, Ltd. (‡) (q)	3,750,000		1.9%		128,600		*
Grady Hospital Foundation (a)	97,000		*		3,326		*
Hfr Arbitrage Fund (‡) (a)	347,000		*		11,899		*
HFR CA Select Fund (‡) (k)	800,000		*		27,434		*
HFR RV Performance Master Trust (g)	200,000		*		6,858		*
Highbridge International LLC (‡) (aa)	14,000,000	(6)	7.0	%(6)	788,750	(6)	2.7	%(6)
Independence Blue Cross (a)	222,000		*		7,613		*
JP Morgan Securities Inc. (†) (r)	1,500,000		*		51,440		*
Kayne Anderson Capital Income Partners (QP), LP (‡) (g)	1,300,000		*		44,581		*
Kayne Anderson Income Partners, LP (‡) (g)	200,000		*		6,858		*
KBC Financial Products USA Inc. (†) (s)	1,750,000		*		60,013		*
Kettering Medical Center Funded Depreciation Account (f)	80,000		*		2,743		*
Knoxville Utilities Board Retirement System (f)	135,000		*		4,629		*
Laurel Ridge Capital, LP (t)	3,250,000		1.6%		111,454		*
LDG Limited (i)	244,000		*		8,367		*
Louisiana Workers’ Compensation Corporation (f)	355,000		*		12,174		*
LW Paxson CRUT Convertible Bond Port. (ff)	100,000		*		3,429		*
Lyxor (a)	832,000		*		28,532		*
Lyxor Master Fund (b)	800,000		*		27,434		*
Macomb County Employees’ Retirement System (f)	300,000		*		10,288		*
McMahan Securities Co. L.P. (†) (u)	1,000,000		*		34,293		*
Merrill Lynch Insurance Group (‡) (a)	178,000		*		6,104		*
Microsoft Corporation (h)	1,680,000		*		57,613		*
Motion Picture Industry Health Plan–Active Member Fund (h)	230,000		*		7,887		*
Motion Picture Industry Health Plan–Retiree Member Fund (h)	145,000		*		4,972		*
Municipal Employees (a)	174,000		*		5,967		*
National Bank of Canada (‡) (o)	750,000		*		25,720		*
Nations Convertible Securities Fund (d)	5,715,000		2.9%		195,987		*

	Principal Amount			Number of
	of Notes			Shares of
	Beneficially			Common		Percentage of
	Owned and that		Percentage of	Stock		Shares of
	may be Offered by		Outstanding	Beneficially		Common Stock
Selling Securityholder	this Prospectus		Notes	Owned(1)		Outstanding(2)
New Orleans Firefighters Pension/Relief Fund (a)	98,000		*	3,360		*
NMS Services (Cayman) Inc. (‡) (z)	9,000,000		4.5%	308,641		1.1%
Occidental Petroleum Corporation (a)	193,000		*	6,618		*
OCM Convertible Trust (‡) (h)	2,495,000		1.2%	85,562		*
Ohio Bureau of Workers Compensation (a)	100,000		*	3,429		*
Pacific Life Insurance Company (v)	1,000,000		*	34,293		*
Partner Reinsurance Company Ltd. (h)	740,000		*	25,377		*
Partners Group Alternative Strategies PCC, LTD (b)	200,000		*	6,858		*
Pioneer U.S. High Yield Corp. Bond Sub Fund (ee)	200,000		*	6,858		*
Pioneer High Yield Fund (ee)	2,630,000		1.3%	90,192		*
Pioneer High Yield VCT Portfolio (ee)	300,000		*	10,288		*
Policeman and Firemen Retirement System of the City of Detroit (a)	425,000		*	14,574		*
Port Authority of Allegheny County Retirement and Disability Allowance Plan for the Employees Represented by Local 85 of the Amalgamated Transit Union (f)	625,000		*	21,433		*
Prisma Foundation (f)	110,000		*	3,772		*
Pro-mutual (a)	542,000		*	18,587		*
Putnam Convertible Income–Growth Trust (‡)	3,800,000		1.9%	130,315		*
Qwest Occupational Health Trust (h)	295,000		*	10,116		*
RBC Alternative Assets, L.P. (‡) (cc)	300,000	(7)	* (7)	17,918	(7)	* (7)
RBC Alternative Assets LP – Conv. Arb. (‡) (j)	150,000		*	5,144		*
S.G. Cowen Securities Corporation (†) (w)	5,500,000		2.8%	188,614		*
Sage Capital Management, LLC (bb)	3,515,000		1.8%	120,541		*
San Diego County Employees Retirement Association (k)	1,200,000		*	41,152		*
SCI Endowment Care Common Trust Fund – First Union (f)	35,000		*	1,200		*
SCI Endowment Care Common Trust Fund – National Fiduciary Services (f)	165,000		*	5,658		*
SCI Endowment Care Common Trust Fund – SunTrust (f)	85,000		*	2,914		*
Silver Convertible Arbitrage Fund, LDC (b)	500,000		*	17,146		*
Silverback Master Ltd. (x)	13,500,000		6.8%	462,962		1.6%
Sphinx Fund (i)	46,000		*	1,577		*
SPT (‡) (f)	1,350,000		*	46,296		*
State Employees’ Retirement Fund of the State of Delaware (h)	980,000		*	33,607		*
State of Maryland Retirement Agency (a)	2,319,000		1.2%	79,526		*
Sunrise Partners Limited Partnership (‡) (y)	4,000,000		2.0%	137,374	(4)	*
Tag Associates (a)	69,000		*	2,366		*
The California Wellness Foundation (f)	415,000		*	14,231		*
The Cockrell Foundation (f)	70,000		*	2,400		*
The Dow Chemical Company Employees’ Retirement Plan (f)	2,600,000		1.3%	89,163		*
The Fondren Foundation (f)	145,000		*	4,972		*
The Grable Foundation (a)	59,000		*	2,023		*
TQA Master Fund Ltd. (i)	1,177,000		*	40,363		*
TQA Master Plus Fund, Ltd. (i)	2,767,000		1.4%	94,890		*
Trustmark Insurance (a)	245,000		*	8,401		*
UBS AG London fbo USSY (‡) (gg)	25,000,000		12.5%	857,338		2.9%
Union Carbide Retirement Account (f)	1,200,000		*	41,152		*
United Food and Commercial Workers Local 1262 and Employers Pension Fund (f)	630,000		*	21,604		*
Univar USA Inc. Retirement Plan (f)	310,000		*	10,631		*
Univest Multi Strategy Fund – Conv. Arb. (j)	150,000		*	5,144		*
WPG Convertible Arbitrage Overseas Master Fund (j)	850,000		*	29,149		*
WPG MSA Convertible Arbitrage Fund (j)	100,000		*	3,429		*
Xavex Convertible Arbitrage 2 Fund (b)	200,000		*	6,858		*
Xavex Convertible Arbitrage 7 Fund (i)	482,000		*	16,529		*
Xavex Convertible Arbitrage 10 Fund (b)	200,000		*	6,858		*
Zazove Convertible Arbitrage Fund L.P. (k)	4,600,000		2.3%	157,750		*

	Principal Amount		Number of
	of Notes		Shares of
	Beneficially		Common	Percentage of
	Owned and that	Percentage of	Stock	Shares of
	may be Offered by	Outstanding	Beneficially	Common Stock
Selling Securityholder	this Prospectus	Notes	Owned(1)	Outstanding(2)
Zazove Hedged Convertible Fund L.P. (k)	2,400,000	1.2%	82,304	*
Zazove Income Fund L.P. (k)	1,200,000	*	41,152	*
Zurich Institutional Benchmark Master Fund LTD (b)	300,000	*	10,288	*
Zurich Institutional Benchmarks Master Fund, Ltd. (i)	284,000	*	9,739	*
Zurich Institutional Benchmark Master Fund Ltd (k)	2,500,000	1.3%	85,733	*

†	Selling securityholder is a registered broker-dealer.

‡	Selling securityholder is an affiliate of a registered broker-dealer.

*	Less than one percent (1%).

(1)	Including the shares the selling securityholder would acquire if the selling securityholder converted all its notes. After the offering, and assuming the selling securityholder sells all of its notes, or all of the shares of common stock issued upon conversion of the notes, as the case may be, the selling securityholder will not own any securities other than shares of common stock owned prior to the offering as disclosed in footnotes 3 and 4 below, which may or may not be sold prior to the conclusion of the offering being registered hereby.

(2)	Calculated based on Rule 13d-3 of the Exchange Act, using 28,218,432 shares of common stock outstanding as of March 11, 2005. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder’s notes, but we did not assume conversion of any other holder’s notes.

(3)	Includes 8,100 shares of common stock held by Allstate Insurance Company prior to the offering, 400 shares of common stock held by Agents Pension Plan prior to the offering, 1,700 shares of common stock held by Allstate Retirement Plan prior to the offering, and 60,013 shares of common stock issuable upon conversion of the notes. Agents Pension Plan and Allstate Retirement Plan are qualified ERISA plans maintained for the benefit of certain agents and employees of Allstate Insurance Company. Allstate Insurance Company disclaims any interest in securities held by Agents Pension Plan and Allstate Retirement Plan.

(4)	Includes 200 shares of common stock beneficially owned by Sunrise Partners Limited Partnership prior to the offering and 137,174 shares of common stock issuable upon conversion of the notes.

(5)	Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

(6)	“Principal Amount of Notes Beneficially Owned” and “Percentage of Outstanding Notes” do not include $9,000,000 principal amount of notes, or 4.5% of the outstanding notes, purchased by this selling securityholder pursuant to this prospectus, as such notes are not being re-offered under this prospectus. However, “Number of Shares of Common Stock Beneficially Owned” and “Percentage of Shares of Common Stock Outstanding” includes the 308,641 shares of common stock the selling securityholder would acquire if it converted this $9,000,000 principal amount.

(7)	“Principal Amount of Notes Beneficially Owned” and “Percentage of Outstanding Notes” do not include $222,500 principal amount of notes, or 0.1% of the outstanding notes, purchased by this selling securityholder pursuant to this prospectus, as such notes are not being re-offered under this prospectus. However, “Number of Shares of Common Stock Beneficially Owned” and “Percentage of Shares of Common Stock Outstanding” includes the 7,630 shares of common stock the selling securityholder would acquire if it converted this $222,500 principal amount.

(8)	Includes an aggregate of 6,858,710 shares of common stock issuable upon conversion of the notes and which may be offered hereunder, and an aggregate of 326,671 shares of common stock currently beneficially owned by selling securityholders which are not being offered hereunder.

(a)	Selling securityholder’s investment in the notes, along with other of its invested assets, are managed by Advent Capital Management. Paul Latronica, Vice President of Advent Capital Management, has voting and/or investment power over the notes.

(b)	Selling securityholder’s investment in the notes, along with other of its invested assets, are managed by Argent Financial Group. Bruce McMahan, Saul Schwartzman and John Gordon, on behalf of Argent Financial Group, have voting and/or investment power over the notes.

(c)	Selling securityholder’s investment in the notes, along with other of its invested assets, are managed by Argent Financial Group (Bermuda) Ltd. Henry Cox and Thomas Marshall, on behalf of Argent Financial Group (Bermuda) Ltd., have voting and/or investment power over the notes.

(d)	Selling securityholder’s investment in the notes, along with other of its invested assets, are managed by Banc of America Capital Management, LLC. Ed Cassens and Yanfang C. Yan, on behalf of Banc of America Capital Management, LLC, have voting and/or investment power over the notes.

(e)	Allstate Insurance Company is a wholly-owned subsidiary of the Allstate Corporation, a public company.

(f)	Selling securityholder’s investment in the notes, along with other of its invested assets, are managed by Calamos Asset Management, Inc. Nick Calamos, on behalf of Calamos Asset Management, Inc., has voting and/or investment power over the notes.

(g)	Selling securityholder’s investment in the notes, along with other of its invested assets, are managed by Kayne Anderson Rudnick Investment Management. Kayne Anderson Capital Advisors, LP, as general partner of selling securityholder, and Richard A. Kayne, President of Kayne Anderson Capital Advisors, LP, have voting and/or investment power over the notes.

(h)	Selling securityholder’s investment in the notes, along with other of its invested assets, are managed by Oaktree Capital Management LLC (“Oaktree”). Oaktree and Lawrence Keele, a principal of Oaktree and portfolio manager for the selling securityholder, have voting and/or investment power over the notes. Oaktree, Mr. Keele and all employees and members of Oaktree disclaim beneficial ownership of the notes and the common stock issuable upon conversion of the notes, except for their pecuniary interest therein.

(i)	Selling securityholder’s investment in the notes, along with other of its invested assets, are managed by TQA Investors, L.L.C. TQA Investors has full investment control and shared voting control over the notes and the common stock issuable upon conversion of the notes. Each of its members, Robert Butman, Paul Bucci, George Esser, John Idone, and Bartholomew Tesoriero, may be deemed in such capacity to share such voting and investment power over the notes.

(j)	Selling securityholder’s investment in the notes, along with other of its invested assets, are managed by Robeco, USA. Sheri Kaplan, on behalf of Robeco, USA, has voting and/or investment power over the notes.

(k)	Selling securityholder’s investment in the notes, along with other of its invested assets, are managed by Zazove Associates, LLC. Gene T. Pretti, on behalf of Zazove Associates, LLC, has voting and/or investment power over the notes.

(l)	Continental Assurance Company is a wholly-owned subsidiary of CNA, Inc., a public company.

(m)	Selling securityholder’s investment in the notes, along with other of its invested assets, are managed by First Albany Asset Management – Noddings Investments. Susan Christoph, Managing Director of First Albany Asset Management, and Mark Johnson, Vice President of First Albany Asset Management, have voting and/or investment power over the notes.

(n)	Selling securityholder’s investment in the notes, along with other of its invested assets, are managed by Harbor Capital Management, LLC. Jay Lurie, on behalf of Harbor Capital Management, LLC, has voting and/or investment power over the notes.

(o)	Selling securityholder’s investment in the notes, along with other of its invested assets, are managed by Context Capital Management, LLC. Michael Rosen and William Fertig, on behalf of Context Capital Management, LLC, have voting and/or investment power over the notes.

(p)	Dan Azzi has voting and/or investment power over the notes.

(q)	Selling securityholder’s investment in the notes, along with other of its invested assets, are managed by Grace Brothers Management, LLC. Bradford Whitmore and Michael Brailov, on behalf of Grace Brothers Management, LLC, have voting and/or investment power over the notes.

(r)	JPMorgan Securities Inc. is a wholly-owned subsidiary of JP Morgan Chase Bank and Co., a public company.

(s)	KBC Financial Products USA Inc. exercises investment control over the notes and voting and investment control over any shares of common stock issuable upon conversion of the Notes owned by this selling holder. Mr. Luke Edwards, Managing Director, exercises voting and investment control on behalf of KBC Financial Products USA Inc.

(t)	Van Nguyen, John Inuzzi, Andrew Mitchell, Nathaniel Newlin, Timothy Walton and Venkatesh Reddy have voting and/or investment power over the notes.

(u)	D. Bruce McMahan, General Partner, has voting and/or investment power over the notes.

(v)	Elaine Harens, Simon Lee, Larry Card and Rex Olson have voting and/or investment power over the notes.

(w)	SG Cowen Securities Corporation is a wholly-owned subsidiary of Societe Generale, a public company.

(x)	Elliot Bossen, Chief Investment Officer, has voting and/or investment power over the notes.

(y)	S. Donald Sussman has voting and/or investment power over the notes.

(z)	NMS Services (Cayman) Inc. is a wholly-owned subsidiary of Bank of America Corporation, a public company.

(aa)	Selling securityholder’s investment in the notes, along with other of its invested assets, are managed by Highbridge Capital Management. Glenn Dubin and Henry Swiecq, principals of Highbridge Capital Management, have voting and/or investment power over the notes.

(bb)	Peter deLisser, President, has voting and/or investment power over the notes.

(cc)	Selling securityholder’s investment in the notes, along with other of its invested assets, are managed by Sage Capital Management. Peter deLisser, President of Sage Capital Management, has voting and/ or investment power over the notes.

(dd)	Selling securityholder’s investment in the notes, along with other of its invested assets, are managed by CNH Partners, LLC. Robert Krail, Mark Mitchell and Todd Pulvino, principals of CNH Partners, LLC, have voting and/or investment power over the notes.

(ee)	Selling securityholder’s investment in the notes, along with other of its invested assets, are managed by Pioneer Investment Management, Inc. Pioneer Investment Management, Inc. is an indirect wholly-owned subsidiary of UniCredito Italiano S.p.A., a public company.

(ff)	Selling securityholder’s investment in the notes, along with other of its invested assets, are managed by Coda Capital Management, LLC. Jeremiah O’Grady, the General Partner of Coda Capital Management, LLC, has voting and/or investment power over the notes.

(gg)	UBS AG London is a wholly-owned subsidiary of UBS AG, a public company.

     The selling securityholders identified in the Selling Securityholder Table above as broker-dealers are, under interpretations of the Securities and Exchange Commission, “underwriters” within the meaning of the Securities Act with respect to the securities they are offering for resale hereunder.

     With respect to selling securityholders that have identified themselves as affiliates of broker-dealers, such entities indicated that they acquired their notes or underlying common stock in the ordinary course of business and, at the time of the purchase of the notes or the underlying common stock, such selling securityholders had no agreements or understandings, directly or indirectly, with any person to distribute the notes or underlying common stock. To the extent that we become aware that such entities did not acquire their notes or underlying common stock in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which this prospectus forms a part to designate such entity as an “underwriter” within the meaning of the Securities Act.

     Only selling securityholders identified above who beneficially own the notes set forth opposite each such selling securityholder’s name in the foregoing table on the effective date of the registration statement, of which this prospectus forms a part, may sell such securities pursuant to the registration statement. Prior to any use of this prospectus in connection with an offering of the notes or the underlying common stock by any holder not identified above, this prospectus will be amended by filing a post-effective amendment to the registration statement, to set forth the name and aggregate amount of notes beneficially owned by the selling securityholder intending to sell such notes or the underlying common stock and the aggregate amount of notes or the number of shares of the underlying common stock to be offered. The post-effective amendment will also disclose whether any selling securityholder selling in connection with such prospectus has held any position or office with, has been employed by or otherwise has had a material relationship with us during the three years prior to the date of the prospectus if such information has not been disclosed herein.

PLAN OF DISTRIBUTION

     The notes and the shares of our common stock issued upon conversion of notes covered by this prospectus will be offered and sold solely by or on behalf of the selling securityholders. We have agreed to bear the costs of registering sales of those notes and shares under the Securities Act. However, the selling securityholders must bear any brokerage commissions or similar selling expenses relating to the sale of notes or shares of common stock issued upon conversion of notes.

     The selling securityholders may sell notes or shares of common stock in one or more transactions at a fixed price or prices (which may be changed), at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices determined on a negotiated or competitive bid basis. Selling securityholders may effect these transactions by selling notes or common stock directly to purchasers or to or through broker-dealers, which may act as agents or principals. Those broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling securityholders (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     The selling securityholders which are broker-dealers that act in connection with the sale of the notes or shares of common stock issuable upon conversion of the notes are “underwriters” as that term is defined in the Securities Act, and any commissions received by broker-dealers and any profit on the sale of the notes or shares of common stock issued upon conversion of notes sold by broker-dealers while acting as principals may be deemed to be underwriting discounts or commissions for purposes of the Securities Act.

     The selling securityholders will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the New York Stock Exchange pursuant to Rule 153 under the Securities Act. We have informed the selling securityholders that the anti-manipulation provisions of Regulation M under the Exchange Act may apply to their sales.

     The selling securityholders may from time to time deliver notes or shares of common stock to cover short sales or upon the exercise, settlement or closing of call equivalent positions or put equivalent positions.

LEGAL OPINIONS

     Legal matters relating to the securities offered hereby will be passed upon for Kaydon by Dykema Gossett PLLC, Detroit, Michigan.

EXPERTS

     Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2004, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements, and other information with the SEC. Such reports, proxy statements, and other information concerning us can be read and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including Kaydon. Our common stock is listed on the New York Stock Exchange under the trading symbol “KDN.” These reports, proxy statements, and other information are also available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call 212-656-5060.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     We “incorporate by reference” into this prospectus the information contained in documents we file with the SEC, which means we are disclosing important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and any information we file with the SEC subsequent to this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act, other than Current Reports on Form 8-K containing only Regulation FD disclosure furnished pursuant to Item 9 of Form 8-K or disclosure regarding a completed quarterly or annual fiscal period furnished pursuant to Item 12 of Form 8-K which are not listed below, after the date of this prospectus and to the end of this offering under this prospectus:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2004; and

•	Current Report on Form 8-K filed on April 6, 2005.

     All documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the termination of this offering, will be deemed to be incorporated by reference in this prospectus and to be a part of this prospectus from the date of filing of such documents.

     Any statement contained in a document incorporated or considered to be incorporated by reference in this prospectus shall be considered to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this registration statement or in any subsequently filed document that is or is considered to be incorporated by reference modifies or supersedes such statement. Any statement that is modified or superseded shall not, except as so modified or superseded, constitute a part of this prospectus.

     We will provide without charge, upon written or oral request, a copy of any or all of the documents which are incorporated by reference in this prospectus, other than exhibits which are specifically incorporated by reference into such documents. Requests should be directed to Investor Relations, Kaydon Corporation, 315 East Eisenhower Parkway, Suite 300, Ann Arbor, Michigan 48108.

     You should rely only on the information included or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. Selling Securityholders may only use this prospectus to sell securities if such Selling Securityholder also delivers a prospectus supplement. Selling Securityholders are only offering these securities in states where the offer is permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the dates on the front of those documents. Information on our web site is not a part of this prospectus or any prospectus supplement.